   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2000.
                                                    REGISTRATION NO. 333 -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  LEXENT INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             7385                            13-3990223
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              THREE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 981-0700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                KEVIN M. O'KANE
                   VICE CHAIRMAN AND CHIEF OPERATING OFFICER
                                  LEXENT INC.
                              THREE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 981-0700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                                                                      JOSHUA A. LEUCHTENBURG, ESQ.
               VINCENT PAGANO, JR., ESQ.                               REBOUL, MACMURRAY, HEWITT,
              SIMPSON THACHER & BARTLETT                                    MAYNARD & KRISTOL
                 425 LEXINGTON AVENUE                                     45 ROCKEFELLER PLAZA
               NEW YORK, NEW YORK 10017                                 NEW YORK, NEW YORK 10111
                    (212) 455-2000                                           (212) 841-5700

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM        PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF               AMOUNT TO BE        OFFERING PRICE PER      AGGREGATE OFFERING
      SECURITIES TO BE REGISTERED           REGISTERED(1)               SHARE                 PRICE(2)
--------------------------------------------------------------------------------------------------------------
Common stock, $.001 par value..........         shares                    $                  $86,250,000
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

---------------------------------------  ----------------------
---------------------------------------  ----------------------

        TITLE OF EACH CLASS OF                 AMOUNT OF
      SECURITIES TO BE REGISTERED           REGISTRATION FEE
---------------------------------------  ----------------------
Common stock, $.001 par value..........         $22,770
--------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) Includes         shares of common stock that may be sold pursuant to the
    Underwriters' over-allotment option. See "Underwriting."

(2) Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 18, 2000

                                                  Shares

                                  LEXENT INC.

                                     [LOGO]

                                  Common Stock

                               -----------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be
between $          and $     per share. We have applied to list our common stock
on the Nasdaq National Market under the symbol "LXNT."

     The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.  SEE "RISK FACTORS" ON PAGE
7.

                                                                                UNDERWRITING
                                                            PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                                             PUBLIC              COMMISSIONS           LEXENT INC.
                                                       -------------------   -------------------   -------------------
Per Share............................................  $                     $                     $
Total................................................  $                     $                     $

     Delivery of the shares of common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                         CHASE H&Q
                                RAYMOND JAMES & ASSOCIATES, INC.
               The date of this prospectus is             , 2000.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                               -----------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     3
RISK FACTORS..........................     7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................    15
USE OF PROCEEDS.......................    16
DIVIDEND POLICY.......................    16
CAPITALIZATION........................    17
DILUTION..............................    18
SELECTED CONSOLIDATED FINANCIAL
  DATA................................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    21
BUSINESS..............................    28
MANAGEMENT............................    35

                                        PAGE
                                        ----
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS........................    43
PRINCIPAL STOCKHOLDERS................    45
DESCRIPTION OF CAPITAL STOCK..........    47
SHARES ELIGIBLE FOR FUTURE SALE.......    50
UNDERWRITING..........................    52
NOTICE TO CANADIAN RESIDENTS..........    54
LEGAL MATTERS.........................    55
EXPERTS...............................    55
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION ABOUT US................    55
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................   F-1

                               -----------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     "Lexent Inc.," "Lexent" and the Lexent logo are our trademarks. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that own them.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2000, 25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING,
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully. Unless otherwise indicated, all references to "Lexent," "we," "us" and "our" refer to Lexent Inc., its predecessor and its subsidiaries.

                                  LEXENT INC.

     Lexent Inc. is a leading provider of outsourced local telecommunications network services for established and emerging communications companies, including competitive local exchange carriers, Internet service providers and carriers' carriers. Our principal focus is to provide the expertise and resources our customers need to build and connect their networks to other local and long distance carriers and to individual end users. Our complete, local solution allows our customers to outsource all or a portion of the design, deployment, upgrading and maintenance of their networks. To ensure the reliability of these networks, we provide services 24 hours a day, seven days a week. Our largest customers include AT&T, Level 3 Communications, MCI Worldcom, Metromedia Fiber Network, Network Access Solutions, Network Plus, Nextlink Communications, Teligent and Winstar Communications. Our revenues have grown to $150.9 million in 1999 from $53.7 million in 1997, representing a compound annual growth rate of 68%.

     In our customers' competitive environment where speed to market is key, our outsourced solution provides the mission-critical, often scarce resources that our customers need. We have the technical expertise, local knowledge and highly skilled workforce that enable us to design, deploy and upgrade local wireless and wireline networks more quickly and efficiently than many of our customers could themselves. We currently employ over 755 network engineers and technicians. Our senior management team averages 15 years of telecommunications industry experience. We are technology and vendor independent, enabling us to install, upgrade and maintain equipment from any major telecommunications equipment manufacturer. Over the past three years, we have successfully expanded our operations from the New York City metropolitan area to other cities, including Baltimore, Boston, Newark, Philadelphia, Stamford and Washington, D.C. We plan to continue expanding with our customers into other metropolitan areas.

     We believe that we have a substantial business opportunity for the following reasons:

     - The telecommunications industry is growing rapidly and our customers are making large capital investments to build and expand their networks.

     - The increasing demand for broadband Internet access, wireless communications and enhanced data and voice services is fueling this growth.

     - Broadband capacity is inadequate in the last mile.

     - Our customers increasingly outsource the services we provide so that they can focus on their core businesses.

We believe our extensive experience and knowledge of local telecommunications networks will encourage our existing and new customers to use our services as they expand their businesses in existing and new markets. In 1999, we provided services to 74 telecommunications companies, more than double the 36 we serviced in 1998.

     We deliver integrated services to our customers, enabling them to use Lexent instead of multiple vendors. Our services are designed to improve our customers' competitive position through efficient design, deployment, upgrading and maintenance of their networks. We develop long term relationships with our customers by providing responsive, reliable and high quality service, which we believe results in repeat revenues from our customers. In 1999, over 80% of our revenues were generated from customers who used our services in 1998. Our outsourced solution includes the following services:

          Design, Engineering and Program Management Services. We design and engineer entire local telecommunications networks. This includes fiber and fixed wireless backbones and interconnections to other carriers that enable our customers to connect end users to their networks. We coordinate the entire process, from planning, designing, permitting, accessing buildings and rights-of-way, to supervising the installation of a customer's network.

          Network Deployment Services. We deploy local telecommunications networks and Internet infrastructure, including fiber optic backbones, local SONET fiber rings, fixed wireless and digital subscriber line systems. We deploy and test equipment inside central office facilities and end user locations. For our fiber optic network customers, we install and test fiber optic cable over the last mile, from fiber backbone to end users. For our fixed wireless customers, we install line-of-sight antennas, radios and equipment connecting the radios to wireline networks. For digital subscriber line customers, we install DSL equipment inside incumbent local exchange carrier co-location facilities.

          Network Upgrade and Maintenance Services. We provide ongoing services to our customers, which include daily maintenance, upgrading and adding equipment, installing new access lines, testing fiber splices and telecommunications equipment and laying additional fiber to increase network capacity. Our maintenance and emergency restoration services are provided 24 hours a day, seven days a week.

     Our objective is to be the leading provider of outsourced local telecommunications network services in major metropolitan markets for competitive local exchange carriers, or CLECs, Internet service providers and carriers' carriers. The key elements of our strategy are to:

     - Exploit the rapidly growing demand for broadband Internet access and wireless communications;

     - Grow our base of leading customers by focusing on customer satisfaction and increasing their speed to market;

     - Pursue client-driven geographic expansion in major metropolitan areas;

     - Create new revenue streams by expanding our services and pursuing cross-selling opportunities; and

     - Attract, motivate and retain a highly specialized workforce capable of remaining at the forefront of emerging technologies.

     Our principal executive offices are located at Three New York Plaza, New York, New York 10004. Our telephone number is (212) 981-0700.

                                  THE OFFERING

Common stock offered..................                           shares

Common stock to be outstanding after
this offering.........................                           shares

Use of proceeds.......................     The net proceeds from this offering
                                           will be used to reduce outstanding
                                           borrowings under our revolving credit
                                           facility, to pay dividends accrued
                                           after December 31, 1998 on the
                                           redeemable convertible preferred
                                           stock to be converted into common
                                           stock upon the closing of this
                                           offering, and for working capital,
                                           general corporate purposes and
                                           potential strategic acquisitions. See
                                           "Use of Proceeds."

Proposed Nasdaq National Market
symbol................................     LXNT

     The number of shares of common stock to be outstanding after this offering
is based on the number of shares of common stock outstanding as of             ,
2000 and gives effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 6,543,083 shares of common stock. This number excludes:

     -           shares subject to options outstanding as of             , 2000,
       at a weighted average exercise price of $     per share; and

     - shares that may be purchased by the underwriters to cover over-allotments, if any.

     Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                  YEAR ENDED DECEMBER 31,
                                                           -------------------------------------
                                                             1997          1998          1999
                                                           --------      --------      ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues.................................................  $53,718       $70,959       $150,862
Operating income.........................................    3,500         6,517         18,362
Net income...............................................  $ 2,189       $ 3,828       $  9,256
                                                           =======       =======       ========
Net income per share:
  Basic..................................................  $  0.14       $  0.23       $   0.57
                                                           =======       =======       ========
  Diluted................................................  $  0.14       $  0.22       $   0.42
                                                           =======       =======       ========
Weighted average shares:
  Basic..................................................   15,144        15,144         15,147
                                                           =======       =======       ========
  Diluted................................................   15,144        17,593         21,862
                                                           =======       =======       ========
PRO FORMA INFORMATION (UNAUDITED):
Pro forma net income(1)..................................  $ 1,287       $ 2,864
                                                           =======       =======
Pro forma net income per share(2):
  Basic..................................................  $  0.08       $  0.16       $   0.43
                                                           =======       =======       ========
  Diluted................................................  $  0.08       $  0.16       $   0.41
                                                           =======       =======       ========
Pro forma weighted average shares:
  Basic..................................................   15,144        18,016         21,690
                                                           =======       =======       ========
  Diluted................................................   15,144        18,016         22,578
                                                           =======       =======       ========

                                                                     AS OF DECEMBER 31, 1999
                                                                ----------------------------------
                                                                    ACTUAL         AS ADJUSTED(3)
                                                                ---------------    ---------------
CONSOLIDATED BALANCE SHEET DATA:
Cash........................................................        $ 1,158           $
Working capital.............................................         24,853
Total assets................................................         59,535
Total debt..................................................         18,812
Total stockholders' equity..................................          2,871

---------------
(1) Pro forma net income gives effect to the adjustment for federal income taxes that we would have recorded if we had been a C corporation during these periods.

(2) Pro forma net income per share for 1998 and 1999 assumes conversion of the redeemable convertible preferred stock at the rate of 1.1814 shares of common stock for each share of redeemable convertible preferred stock, at the later of the date of issuance of the redeemable convertible preferred stock or the beginning of the period presented. For a description of the computation of the pro forma net income per share and the number of shares used in the pro forma calculations, see Note 1 of Notes to Consolidated Financial Statements.

(3) The As Adjusted column reflects conversion of all outstanding redeemable convertible preferred stock, our receipt of the net proceeds from the offering (assuming an initial public offering price of $ per share), after deducting estimated underwriting discounts and commissions and estimated offering expenses and application of a portion of such proceeds to repay approximately $6.8 million of bank debt. See "Capitalization" and "Use of Proceeds."

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Risks and uncertainties, in addition to those we describe below, that are not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks occur, our business could be harmed, the price of our common stock could decline and you may lose all or part of your investment. See "Special Note Regarding Forward-Looking Statements."

WE MAY NOT BE ABLE TO HIRE OR RETAIN A SUFFICIENT NUMBER OF QUALIFIED ENGINEERS, MANAGERS, TECHNICIANS AND OTHER EMPLOYEES TO SUSTAIN OUR GROWTH, MEET OUR CONTRACTUAL COMMITMENTS OR MAINTAIN THE QUALITY OF OUR SERVICES.

     Our future success will depend on our ability to attract and retain additional highly skilled engineering, managerial and technical personnel. Competition for such personnel is intense, especially for engineers and qualified technicians with expertise designing and building local telecommunications networks, and some major markets, particularly the New York metropolitan area, are experiencing labor shortages. We may be unable to attract sufficiently qualified personnel in adequate numbers to meet the demand for our services.

OUR BUSINESS WILL NOT OPERATE EFFICIENTLY AND OUR RESULTS OF OPERATIONS WILL BE NEGATIVELY AFFECTED IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY.

     We are experiencing a period of significant expansion and anticipate that further expansion will be required to address potential growth in the demand for our new and existing services. From December 31, 1998 to December 31, 1999, we increased our number of employees from 415 to 841. In order to increase our revenues significantly, we need to hire a substantial number of personnel in the near future, including program management, engineering and technical personnel. The actual number of employees we will need to hire is not determinable and may fluctuate significantly depending on the size and number of new contracts we receive and any changes to the scope of our existing projects. We expect this expansion to continue to place a significant strain on our managerial, operational and financial resources.

     To manage the expected growth of our operations and personnel, we will be required to:

     - improve existing and implement new operational, financial and management controls, reporting systems and procedures; and

     - hire, integrate, train, motivate and manage employees.

     If we fail to address these issues our business may be harmed.

WE EXPECT OUR QUARTERLY RESULTS TO FLUCTUATE. IF WE FAIL TO MEET REVENUE AND EARNINGS ESTIMATES, OUR STOCK PRICE COULD DECLINE.

     Our quarterly and annual operating results have fluctuated in the past and will vary in the future due to a variety of factors, many of which are outside of our control. The factors outside of our control include:

     - the timing and size of network deployment by our customers;

     - product mix;

     - fluctuations in demand for our services;

     - reductions in the prices of services offered by our competitors;

     - costs of integrating acquired technologies or businesses; and

     - telecommunications market conditions and economic conditions generally.

     The factors within our control include:

     - changes in the actual and estimated costs and timing to complete unit-price, time-certain projects;

     - the timing of expansion into new markets; and

     - the identification, timing and payments associated with possible acquisitions.

     Due to these factors, quarterly revenues, expenses and results of operations could vary significantly in the future. You should take these factors into account when evaluating past periods, and, because of the potential variability due to these factors, you should not rely upon results of past periods as an indication of our future performance. In addition, the long-term viability of our business could be negatively impacted if there were a downward trend in these factors. Because our operating results may vary significantly from quarter to quarter based upon the factors described above, results may not meet the expectations of securities analysts and investors, and this could cause the price of our common stock to decline significantly.

OUR BUSINESS IS SEASONAL, EXPOSING US TO REDUCED REVENUE IN THE FIRST QUARTER OF EACH YEAR.

     We experience reduced revenue in the first quarter of each year relative to other quarters. We believe these variations are partly due to the fact that the budgetary years of our customers end in December and their new budgets may not be in place until well into the first quarter. We believe our customers sometimes delay their work orders until their budgets are in place. The onset of winter also affects our ability to render certain network services that must be performed outdoors.

OUR SUCCESS IS DEPENDENT ON THE CONTINUED TREND TOWARD OUTSOURCING TELECOMMUNICATIONS NETWORK SERVICES.

     Our success is dependent on the continued trend by CLECs, Internet service providers, and carriers' carriers to outsource their network design, deployment, upgrading and maintenance needs. If these companies elect to perform more network deployment services themselves, our revenues may decline and our business would be harmed.

OUR SUCCESS IS DEPENDENT ON THE CONTINUED GROWTH IN THE DEPLOYMENT OF TELECOMMUNICATIONS NETWORKS, WIRELESS SYSTEMS AND INTERNET GROWTH.

     The telecommunications, Internet and wireless communications industries have experienced a dramatic rate of growth both in the United States and internationally. If the rate of growth slows in any of these industries and our customers reduce their capital investments in infrastructure or technology or fail to expand into new geographic areas, our business may be harmed.

IF OUR CUSTOMERS DO NOT RECEIVE SUFFICIENT FINANCING, THE DEPLOYMENT OF NEW TELECOMMUNICATIONS NETWORKS WILL BE DELAYED AND OUR REVENUES WILL BE NEGATIVELY IMPACTED.

     A significant portion of our revenue is generated from communications companies seeking to deploy and expand their networks. Some of these customers and other potential customers are new companies with limited or no operating histories and limited financial resources. These customers must obtain significant financing to fund operations and deploy their networks. If these companies fail to receive adequate financing, particularly after we have begun working with them, our results of operations may be harmed.

MANY OF OUR SERVICE AGREEMENTS MAY BE CANCELED ON SHORT NOTICE, AND WE MAY BE UNSUCCESSFUL IN REPLACING OUR SERVICE AGREEMENTS WHEN THEY EXPIRE.

     We could experience a material adverse effect on our revenue, net income and liquidity if:

     - our customers cancel a significant number of service agreements;

     - we fail to renew a significant number of our existing service agreements upon their expiration; or

     - we complete the required work under a significant number of our non-recurring projects and cannot replace them with similar projects.

     Many of our customers may cancel our service agreements with them on short notice, typically less than seven days, even if we are not in default under the agreement.

OUR MASTER SERVICE AGREEMENTS DO NOT ASSURE US REVENUE.

     We currently derive a significant portion of our revenue under our master service agreements, which primarily serve as pricing arrangements with no revenue guarantees. A significant decline in the work our customers assign us under our master service agreements could materially and adversely affect our revenue and net income. Under our master service agreements, we may be one of several companies that perform services for the customer, and our customers have no obligations under our master service agreements to undertake any work with us.

OUR BUSINESS MAY BE HARMED BY INCREASED REGULATION OF THE TELECOMMUNICATIONS INDUSTRY.

     Regulation of the telecommunications industry is changing rapidly, with ongoing effects on our opportunities, competition and other aspects of our business. The regulatory environment varies substantially from state to state. Generally, we must obtain and maintain certificates of authority from regulatory bodies in most states where we offer services. In addition, some of our customers are subject to extensive regulation, which could adversely affect the expected benefits of our arrangements with them. We cannot assure you that future regulatory, judicial or legislative activities will not have a material adverse effect on us.

     Our operations are also subject to a variety of federal, state and local and foreign environmental, safety and health laws and governmental regulations. Although we monitor compliance with such laws and regulations, we cannot assure you that we have been or will be in complete compliance with these laws and regulations or that we will not be exposed to claims or actions that could have a material adverse effect on our company. Although we are not aware of any liabilities relating to contamination at the numerous sites leased by us in connection with our operations, we cannot assure you that we will not be liable for any contamination at these sites or that any liabilities in connection with any such contamination will not have a material adverse effect on our company.

A LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS OR DELAYS IN PROJECT TIMING FOR SUCH CUSTOMERS COULD CAUSE A SIGNIFICANT DECREASE IN OUR REVENUES.

     We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. For example, for the year ended December 31, 1999, we derived approximately 26% of our revenues from our largest customer, approximately 13% of our revenues from another customer and approximately 8% of our revenues from each of two additional customers. The services required by any one customer can be limited by a number of factors, including industry consolidation, technological developments, economic slowdown and internal budget constraints. As a result of these factors, the volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not require our services in a subsequent period. Accordingly, we cannot be certain that present or future customers will not terminate their network service arrangements with us or significantly reduce or delay their contracts. Any termination, change, reduction or delay in our projects could seriously harm our business.

OUR OPERATING RESULTS MAY SUFFER BECAUSE OF COMPETITION IN THE NETWORK SERVICES INDUSTRY.

     The network services market is highly competitive and fragmented and is served by numerous companies. Many of these competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition and experience than us.

     We believe that the principal competitive factors in our market include quality and responsiveness of service, industry experience, reputation, the ability to deliver results on time and competitive pricing. In addition, expertise in new and evolving technologies has become increasingly important. We also believe our ability to compete depends on a number of factors outside of our control, including:

     - the prices at which others offer competitive services;

     - the ability and willingness of our competitors to finance customers' projects on favorable terms;

     - the ability of our customers to perform the services themselves; and

     - the extent of our competitors' responsiveness to customer needs.

     We may not be able to compete effectively on these or other bases, and, as a result, our revenues or income may decline and harm our business.

OUR BUSINESS MAY BE HARMED IF OUR NEW SERVICE OFFERINGS DO NOT GAIN CUSTOMER ACCEPTANCE.

     Part of our strategy is to generate increased revenues by developing new service offerings for our customers. These new services may not be favorably received by customers, may not generate significant revenues or may not be offered in a cost-effective or timely manner. If we are unable to successfully expand our service offerings, our business may be harmed.

WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE, MARKET CONDITIONS AND INDUSTRY DEVELOPMENTS TO MAINTAIN OR GROW OUR REVENUES.

     The market for network system design, deployment, upgrading and maintenance services is characterized by rapid change and technological improvements. Our future success will depend in part on our ability to enhance our current service offerings to keep pace with technological developments and to address increasingly sophisticated customer needs. We may not be successful in developing and marketing in a timely manner service offerings that respond to the technological advances by others and our services may not adequately or competitively address the needs of the changing marketplace. If we are not successful in responding in a timely manner to technological change, market conditions and industry developments, our revenues may decline and our business may be harmed.

OUR BUSINESS OPERATIONS COULD BE SIGNIFICANTLY DISRUPTED IF WE LOSE MEMBERS OF OUR MANAGEMENT TEAM.

     Our success depends to a significant degree upon the continued contributions of our executive officers, both individually and as a group. See "Management -- Directors and Executive Officers" for a listing of our executive officers. Our future performance will be substantially dependent on our ability to retain and motivate them. The loss of the services of any of our executive officers, particularly Hugh O'Kane, our Chairman, Alf Hansen, our President and Chief Executive Officer, or Kevin O'Kane, our Vice Chairman and Chief Operating Officer, could prevent us from executing our business strategy.

OUR SUCCESS IS DEPENDENT ON THE ABILITY OF OUR NEW MANAGEMENT TEAM TO WORK TOGETHER.

     A number of the members of our senior management team, including Alf Hansen, our President and Chief Executive Officer, Joseph Haines, our Executive Vice President in charge of network deployment, upgrade and maintenance services, Victor DeJoy, our Executive Vice President in charge of design, engineering and program management services, and Rif Haffar, our Executive Vice President in charge of marketing and business development, have been with our company for only a few months. Given their limited experience with our company and working with other members of our management team, it is possible that these officers will not integrate well into our business. Their failure to integrate well would have a significant effect on our future success.

STRIKES, WORK STOPPAGES AND SLOWDOWNS BY OUR EMPLOYEES WOULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     We currently have collective bargaining agreements in place with several local chapters of the International Brotherhood of Electrical Workers, most of which expire within one year. These agreements cover approximately 77% of our 841 employees. We cannot assure you that our relations with our unionized workforce will remain positive or that our workforce will not initiate a strike, work stoppage or slowdown in the future. In the event of such a job action, our business would be negatively affected and we cannot be sure that we would be able to adequately meet the needs of our customers.

OUR BUSINESS MAY BE HARMED IF WE INCREASE OUR PERSONNEL IN ANTICIPATION OF A PROJECT AND UNDERUTILIZE OUR PERSONNEL BECAUSE SUCH PROJECT IS DELAYED, REDUCED OR TERMINATED.

     If we increase our personnel in anticipation of a project and such project is delayed, reduced or terminated, we may underutilize this additional personnel, which would increase our general and administrative expenses and could harm our business.

WE MAY NOT BE SUCCESSFUL IN OUR EFFORTS TO IDENTIFY, COMPLETE OR INTEGRATE ACQUISITIONS.

     Our failure to manage risks associated with acquisitions could harm our business. A component of our business strategy is to expand our presence in new or existing markets. One way we may choose to accomplish this task is to acquire additional businesses. We may not be able to identify, acquire or profitably manage additional businesses or integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems. Acquisitions involve a number of risks, including:

     - diversion of management's attention;

     - difficulty in integrating and absorbing the acquired business, its employees, corporate culture, managerial systems and processes and services;

     - failure to retain key personnel and employee turnover;

     - customer dissatisfaction or performance problems with an acquired firm;

     - assumption of unknown liabilities; and

     - other unanticipated events or circumstances.

WE MAY ENCOUNTER POTENTIAL COSTS OR CLAIMS RESULTING FROM PROJECT PERFORMANCE.

     Many of our engagements involve projects that are significant to the operations of our customers' businesses. Our failure to meet a customer's expectations in the planning or implementation of a project or the failure of unrelated third party vendors to meet project completion deadlines could damage our reputation and adversely affect our ability to attract new business. We frequently undertake projects in which we guarantee performance based upon defined operating specifications or guaranteed delivery dates. Unsatisfactory performance or unanticipated difficulties or delays in completing such projects may result in a direct reduction in payments to us, or payment of damages by us, which could harm our business.

THE CONSOLIDATION OF CLECS AND INTERNET SERVICE PROVIDERS COULD IMPACT OUR BUSINESS.

     Recently, the telecommunications industry has been characterized by significant consolidation activity. This consolidation may lead to a greater ability among CLECs and Internet service providers to provide a full suite of network services, and could simplify integration and installation, which may lead to a reduction in demand for our services. Moreover, the consolidation of CLECs and Internet service providers could have the effect of reducing the number of our current or potential customers which could result in increased bargaining power for CLECs and Internet service providers. This potential increase in bargaining power could create competitive pressures whereby a particular customer may request our exclusivity with them in a particular market. Accordingly, we may not be able to represent those customers who wish to retain our services on an exclusive basis.

A PORTION OF OUR REVENUE IS ACCOUNTED FOR ON A PERCENTAGE-OF-COMPLETION BASIS WHICH COULD CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.

     A portion of our revenue is derived from fixed-price contracts which are accounted for on a percentage-of-completion basis. Under the percentage-of-completion method, in each period we recognize expenses as they are incurred and we recognize revenue based on a comparison of the costs incurred for each project to our currently estimated total costs to be incurred for the project. Accordingly, the revenue we recognize in a given quarter depends on the costs we have incurred for individual projects and our current estimate of the total remaining costs to complete individual projects. If in any period we significantly increase our estimate of the total costs to complete a project, we may recognize very little or no additional revenue with respect to that project. As a result, our gross margin in such period and in future periods may be significantly reduced and in some cases we may recognize a loss on individual projects prior to their completion. To the extent that our estimates fluctuate over time or differ from actual requirements, gross margins in subsequent quarters may vary significantly from our estimates and could harm our business.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND THEIR AFFILIATES WILL CONTROL      % OF
OUR COMMON STOCK AFTER THIS OFFERING AND, AS A RESULT, WILL BE ABLE TO EXERCISE CONTROL OVER ALL MATTERS REQUIRING STOCKHOLDER APPROVAL.

     On completion of this offering, our executive officers and directors and
their affiliates will beneficially own, in the aggregate, approximately      %
of our outstanding common stock. In particular, Hugh O'Kane, the Chairman of the Board of Directors, and Kevin O'Kane, the Vice Chairman of the Board of Directors and Chief Operating Officer, will beneficially own, in the aggregate,
approximately      % of our outstanding common stock. As a result, these
stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us. These transactions may include those that other stockholders deem to be in their best interests and in which those other stockholders might otherwise receive a premium for their shares over their current prices. For additional information regarding our stock ownership see "Principal Stockholders."

OUR STOCK PRICE MAY BE PARTICULARLY VOLATILE BECAUSE OF THE INDUSTRY WE ARE IN.

     The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology and telecommunications companies have been extremely volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of such companies. These broad market fluctuations could adversely affect the price of our common stock.

WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS AND OUR INVESTMENT OF THOSE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.

     Most of the net proceeds of this offering are not allocated for specific uses. Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our common stock to decline.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY AND COULD DEPRESS THE PRICE OF OUR COMMON STOCK.

     Upon the closing of the offering, Delaware corporate law and our second restated certificate of incorporation and bylaws will contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions include:

     - creating a classified board of directors;

     - authorizing the board of directors to issue additional preferred stock;

     - prohibiting cumulative voting in the election of directors;

     - limiting the persons who may call special meetings of stockholders;

     - prohibiting stockholder action by written consent; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. See "Description of Capital Stock -- Preferred Stock and Anti-Takeover Provisions."

OUR SECURITIES HAVE NO PRIOR MARKET AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THIS OFFERING.

     Before this offering, there has not been a public market for our common stock and the trading market price of our common stock may decline below the initial public offering price. The initial public offering price has been determined by negotiations between us and the representatives of the underwriters. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. In addition, an active public market for our common stock may not develop or be sustained after this offering.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION BY INVESTING IN OUR COMMON STOCK.

     The initial public offering price is substantially higher than the net tangible book value of each outstanding share of common stock immediately after the offering. Purchasers of common stock in this offering will suffer immediate and substantial dilution. This dilution will reduce the net tangible book value of their shares, since these investments will be at a substantially higher per share price than paid by our existing stockholders. The dilution will be $ per share in the net tangible book value of the common stock from the initial public offering price. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options or warrants to purchase shares of common stock are exercised, you will incur further dilution.

FUTURE SALES OF OUR COMMON STOCK HELD BY CURRENT STOCKHOLDERS MAY DEPRESS OUR STOCK PRICE.

     Sales of a substantial number of shares of common stock by current stockholders in the public market following this offering could cause the market price of our common stock to decline. All the shares sold in this offering will be freely tradable. After this offering, we will have outstanding shares of
common stock. Of these shares,                shares will be eligible for sale
in the public market beginning 180 days after the date of this prospectus. After this offering we also intend to register up to approximately additional shares of our common stock for sale upon the exercise of outstanding stock options issued pursuant to compensatory benefit plans or reserved for future issuance pursuant to our stock option and restricted stock purchase plan.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $          million from
the sale of the                shares of common stock, or approximately
$          million if the underwriters' exercise their over-allotment option in
full, assuming an initial public offering price of $     per share and after
deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

     We plan to use approximately $          million of the net proceeds of this
offering to reduce outstanding borrowings under our revolving credit facility. Indebtedness under our revolving line of credit bears interest at the prime rate plus 0.25% and has a maturity date of June 28, 2002. The prime rate was 8.5% as of December 31, 1999. We also intend to use approximately $0.9 million of the net proceeds of this offering to pay dividends accrued after December 31, 1998 on the redeemable convertible preferred stock to be converted to common stock upon the closing of this offering. The remaining net proceeds from this offering will be used for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses; however, we currently have no commitments or agreements and are not involved in any negotiations to do so. Pending the uses described above, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     Covenants in our credit facility prohibit us from paying cash dividends, other than those on our redeemable convertible preferred stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant.

     While we were an S corporation, we made cash distributions to stockholders of approximately $0.2 million in 1997 and $5.1 million in 1998. See "Certain Relationships and Related Transactions."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - On an actual basis;

     - On a pro forma basis after giving effect to the conversion of all outstanding redeemable convertible preferred stock into 6,543,083 shares of common stock and the cash payment of preferred dividends accrued from January 1, 1999 through December 31, 1999; and

     - On a pro forma as adjusted basis, giving effect to the conversion of all outstanding redeemable convertible preferred stock, our sale of the
       common stock in this offering at an assumed offering price of $     per
       share, and the application of the net proceeds as described under "Use of Proceeds."

     This information should be read together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

                                                                            AS OF
                                                                      DECEMBER 31, 1999
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                                       (IN THOUSANDS)
Cash.......................................................  $ 1,158     $   468       $
                                                             =======     =======       =======
Long-term debt, including current portion(1):
  Revolving credit facility................................  $ 8,841     $ 8,841       $
  Subordinated notes payable to stockholders...............    7,115       7,115
  Other debt...............................................    2,856       2,856
                                                             -------     -------       -------
     Total long-term debt, including current portion:......   18,812      18,812
                                                             -------     -------       -------
Redeemable convertible preferred stock at stated
  liquidation preference of $2.2553 per share, $.001 par
  value, 5,538,458 shares authorized, issued and
  outstanding(2)...........................................   12,491          --            --
                                                             -------     -------       -------
Stockholders' Equity:
  Common stock, $.001 par value, 44,461,542 shares
     authorized, 15,279,400 shares outstanding(3)..........       16          23
  Additional paid-in capital...............................    2,496      14,290
  Retained earnings........................................      359         359
                                                             -------     -------       -------
     Total stockholders' equity............................    2,871      14,672
                                                             -------     -------       -------
Total capitalization.......................................  $34,174     $33,484       $
                                                             =======     =======       =======

---------------
(1) See Notes 4 and 5 of Notes to Consolidated Financial Statements.

(2) Redeemable convertible preferred stock is presented at its stated liquidation preference in accordance with generally accepted accounting principles. We have agreed with the holders of our redeemable convertible preferred stock that preferred dividends accrued from July 23, 1998 through December 31, 1998 will be paid in the form of additional common stock, and dividends accrued from January 1, 1999 through the date of conversion will be paid in cash. The conversion ratio of 1.1814 shares of common stock for each share of redeemable convertible preferred stock gives effect to preferred dividends accrued from July 23, 1998 through December 31, 1998.

(3) Does not include 2,361,500 shares subject to options outstanding as of December 31, 1999 at a weighted average exercise price of $3.54 per share and does not include 1,185,000 options to purchase common stock granted since December 31, 1999 at a weighted average exercise price of $10.07 per share.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted by the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value at December 31, 1999 was approximately $15.1 million, or $0.69 per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding at December 31, 1999, and gives effect to the conversion of our currently outstanding shares of our redeemable convertible preferred stock into 6,543,083 shares of common stock upon the closing of this offering.

     After giving effect to our sale of common stock in this offering at an
assumed initial public offering price of $     per share, and our receipt of the
estimated net proceeds from the sale, our pro forma net tangible book value as
of December 31, 1999 would have been approximately $     million, or $     per
share. This represents an immediate increase in pro forma net tangible book
value of $     per share to existing stockholders and an immediate dilution of
$     per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
     Pro forma net tangible book value per share at December
      31, 1999..............................................  $0.69
     Increase per share attributable to new investors.......
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                       -----
Dilution per share to new investors.........................           $
                                                                       =====

     The following table summarizes, on a pro forma basis as of December 31, 1999, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in this offering, after adjustment for:

     - the conversion of our currently outstanding shares of redeemable convertible preferred stock into common stock; and

     - our sale of           shares of common stock at an assumed initial public
       offering price of $          per share, before deducting estimated
       underwriting discounts and commissions and estimated offering expenses payable by us.

                                              SHARES PURCHASED     TOTAL CONSIDERATION     AVERAGE
                                             ------------------    -------------------      PRICE
                                             NUMBER     PERCENT     AMOUNT     PERCENT    PER SHARE
                                             -------    -------    --------    -------    ---------
Existing stockholders......................                   %    $                 %     $
New investors..............................                   %    $                 %     $
                                             -------    ------     -------     ------
Total......................................              100.0%    $            100.0%
                                             =======    ======     =======     ======

     The discussion and tables above assume no exercise of stock options outstanding as of December 31, 1999. As of December 31, 1999, there were options outstanding to purchase a total of 2,361,500 shares of common stock, with a weighted average exercise price of $3.54 per share. If holders exercise these outstanding options there will be further dilution. An additional 1,185,000 options to purchase shares of common stock were granted at a weighted average exercise price of $10.07 per share since December 31, 1999. See "Description of Capital Stock" and Note 11 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected data presented below under the captions "Consolidated Statement of Income Data" and "Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1999, are derived from our consolidated financial statements. The audited consolidated financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999, and report thereon, are included elsewhere in this prospectus. When you read this selected historical financial data, it is important that you read along with it the historical financial statements and related notes as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                           1995       1996       1997       1998        1999
                                          -------    -------    -------    -------    --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues................................  $26,713    $49,473    $53,718    $70,959    $150,862
Cost of revenues........................   18,240     38,321     43,226     56,497     120,750
General, administrative and marketing
  expenses..............................    6,159      6,976      6,992      7,945      11,750
                                          -------    -------    -------    -------    --------
Operating income........................    2,314      4,176      3,500      6,517      18,362
Interest expense........................       --         --      1,151      1,143       1,104
Other expense (income), net.............      (24)        (8)         9        166          27
                                          -------    -------    -------    -------    --------
Income before income taxes..............    2,338      4,184      2,340      5,208      17,231
Provision for income taxes..............      265        394        151      1,380       7,975
                                          -------    -------    -------    -------    --------
Net income..............................  $ 2,073    $ 3,790    $ 2,189    $ 3,828    $  9,256
                                          =======    =======    =======    =======    ========
Net income per share:
  Basic.................................  $  0.14    $  0.25    $  0.14    $  0.23    $   0.57
                                          =======    =======    =======    =======    ========
  Diluted...............................  $  0.14    $  0.25    $  0.14    $  0.22    $   0.42
                                          =======    =======    =======    =======    ========
Weighted average shares:
  Basic.................................   15,144     15,144     15,144     15,144      15,147
                                          =======    =======    =======    =======    ========
  Diluted...............................   15,144     15,144     15,144     17,593      21,862
                                          =======    =======    =======    =======    ========
PRO FORMA INFORMATION (UNAUDITED):
Income before income taxes..............  $ 2,338    $ 4,184    $ 2,340    $ 5,208
Pro forma provision for income
  taxes(1)..............................    1,052      1,883      1,053      2,344
                                          -------    -------    -------    -------
Pro forma net income(2).................  $ 1,286    $ 2,301    $ 1,287    $ 2,864
                                          =======    =======    =======    =======
Pro forma net income per share(3):
  Basic.................................  $  0.08    $  0.15    $  0.08    $  0.16    $   0.43
                                          =======    =======    =======    =======    ========
  Diluted...............................  $  0.08    $  0.15    $  0.08    $  0.16    $   0.41
                                          =======    =======    =======    =======    ========
Pro forma weighted average shares:
  Basic.................................   15,144     15,144     15,144     18,016      21,690
                                          =======    =======    =======    =======    ========
  Diluted...............................   15,144     15,144     15,144     18,016      22,578
                                          =======    =======    =======    =======    ========

                                                           AS OF DECEMBER 31,
                                           ---------------------------------------------------
                                            1995       1996       1997       1998       1999
                                           -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash.....................................  $ 1,270    $ 1,525    $ 2,312    $ 1,495    $ 1,158
Working capital..........................    2,168      4,664      2,516     10,691     24,853
Total assets.............................   12,739     20,044     18,432     32,309     59,535
Total debt...............................    6,976      8,607     22,922     13,985     18,812
Total stockholders' equity (deficit).....    2,762      5,652     (4,024)    (6,388)     2,871

---------------
(1) Through July 23, 1998, we elected to be taxed as an S corporation under the Internal Revenue Code of 1986. Accordingly, we did not recognize any provision for federal income tax expense during periods prior to that time. The pro forma adjustment for income taxes reflects the pro forma provision for federal income taxes which we would have recorded if we had been a C corporation during these periods.

(2) Pro forma net income for 1995 through 1998 gives effect to the pro forma provision for federal income taxes that we would have recorded if we had been a C corporation during these periods.

(3) Pro forma earnings per share for 1998 and 1999 assumes conversion of the redeemable convertible preferred stock at the rate of 1.1814 shares of common stock for each share of redeemable convertible preferred stock, at the later of the beginning of the period presented or the date of issuance of the redeemable convertible preferred stock. For a description of the computation of the pro forma net income per share and the number of shares used in the pro forma calculations for the years 1997 through 1999, see Note 1 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. See also "Special Note Regarding Forward-Looking Statements" on page 15.

OVERVIEW

     We provide outsourced local telecommunications network services to telecommunications companies by supplying the expertise and resources needed to enable our customers to build and connect their networks to other telecommunications companies and individual end users. We provide services 24 hours a day, seven days a week.

     For most of our services, revenues are recognized under the completed contract method, in which we recognize revenues when our services have been performed and the projects have been completed. For projects whose duration is expected to exceed 90 days, we recognize revenues using the percentage-of-completion method. Under the percentage-of-completion method, in each period we recognize expenses as they are incurred and we recognize revenue based on a comparison of the costs incurred for each project to our currently estimated total costs to be incurred for the project. Accordingly, the revenue we recognize in a given quarter depends on the costs we have incurred for individual projects and our current estimate of the total remaining costs to complete individual projects. If in any period we significantly increase our estimate of the total remaining costs to complete a project, we may recognize very little or no additional revenue with respect to that project. As a result, our gross margin in such period and in future periods may be significantly reduced and in some cases we may recognize a loss on individual projects prior to their completion. The projects for which we use the percentage-of-completion method of accounting are typically structured with milestone events that dictate the timing of payments to us from our customers. Accordingly, there may be a significant delay between the date we record the revenue and the date we receive payment from our customers. Our customers for these projects may withhold 10% from each billing until after the project has been completed.

     We operate in cities in the Northeast and MidAtlantic regions, including Baltimore, Boston, Newark, New York, Philadelphia, Stamford and Washington, D.C. For the year 1999, approximately 80% of our revenues were earned from services provided in the New York metropolitan region, including New York City, New Jersey, Long Island and Westchester County.

     Our customers for the design and deployment of telecommunications networks are large, well-established telecommunications carriers as well as smaller, early stage telecommunications carriers. We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. For the year 1999, we derived approximately 26% of our revenues from our largest customer and 13% of our revenues from our second largest customer. The volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may require a lesser amount of our services in a subsequent period.

     Our cost of sales includes direct compensation and benefits, allocation of overhead including vehicles, facilities expenses, small tools and equipment, and other direct project-related expenses. As of December 31, 1999, we had approximately 756 employees working directly on projects and approximately 47 employees providing supervision and support to employees working directly on projects. Labor and related benefits comprise the largest portion of our cost of sales because our customers generally furnish most of the materials required for each project, except where we provide program management services, in which case we are responsible for providing the required materials as well as any subcontracting services.

     General, administrative and marketing expenses include compensation and benefits, facilities expenses, provision for unrealizable accounts receivable, incentive compensation and other related expenses not chargeable directly to projects. As of December 31, 1999, we had approximately 38 employees performing general and administrative work. Prior to December 31, 1999 we did not have any employees devoted full time to sales and marketing, and our advertising and marketing expenses were not significant. We expect to increase our marketing expenses in the future.

     Depreciation and amortization expenses include depreciation of our property and equipment, primarily vehicles, and amortization related to leasehold improvements and computer software purchased for internal use.

     Interest expense is related to interest on notes payable to banks, subordinated notes payable to stockholders, and installment note and capitalized lease obligations related to equipment purchases. We currently have a $12.5 million revolving credit line with banks, under which we had $8.8 million outstanding at December 31, 1999. Borrowings bear interest at the prime rate plus 0.25%, and the credit facility expires in June 2002. We may borrow additional funds in the future for general corporate purposes and possible acquisitions, and we may incur additional interest expense as a result.

     On January 1, 1997, we repurchased common shares owned by a stockholder and issued a subordinated promissory note in the amount of $10.2 million bearing interest at 6% per year. We make quarterly payments on that note, and as of December 31, 1999, a balance of $6.7 million was outstanding. We also have $0.4 million in subordinated notes payable to our two principal common stockholders bearing interest at 6% per year, and our bank credit facility currently does not permit any payments on these notes. We also have installment note obligations, which arise when we obtain financing from dealers or banks for equipment or vehicles which we purchase for use by our technical field employees and capitalized lease obligations which may arise when we lease equipment.

     On July 23, 1998, we converted from an S corporation to a C corporation. Prior to becoming a C corporation, our stockholders were taxed individually for their share of our profits. Until July 23, 1998, our financial statements did not reflect a provision for federal income taxes. Subsequent to that date, we have recorded federal income taxes at the standard statutory C corporation rates based on pre-tax income. For the year 1998, our financial statements reflect an income tax provision based on pre-tax income earned from July 23, 1998 to December 31, 1998.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statement of income data as a percentage of total revenues. Our results of operations are reported as a single business segment. The percentages may not add due to rounding.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1997     1998     1999
                                                              -----    -----    -----
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues....................................................  100.0%   100.0%   100.0%
Cost of revenues............................................   80.5     79.6     80.0
General, administrative and marketing expenses..............   13.0     11.2      7.8
                                                              -----    -----    -----
Operating income............................................    6.5      9.2     12.2
Interest expense............................................    2.1      1.6      0.7
Other expense, net..........................................     --      0.2       --
                                                              -----    -----    -----
Income before income taxes..................................    4.4      7.3     11.4
Provision for income taxes..................................    0.3      1.9      5.3
                                                              -----    -----    -----
Net income..................................................    4.1%     5.4%     6.1%
                                                              =====    =====    =====

YEAR ENDED 1999 COMPARED TO YEAR ENDED 1998

     Revenues. Our revenues increased 113% to $150.8 million in 1999 from $71.0 million in 1998. The increase was attributable to higher demand from our customers for our services, as they expanded their telecommunications networks primarily in the New York metropolitan area. During 1999, we entered into an engineering, procurement and construction contract with a customer, or the EPC contract, under which we recorded approximately $34.0 million of revenues for the year. We also expanded our operations to the New England area during 1999.

     Cost of revenues. Our cost of revenues increased 114% to $120.8 million in 1999 from $56.5 million in 1998, primarily due to an increase in technical personnel in support of additional demand from customers for our services. Costs of approximately $30.0 million were incurred in connection with the EPC contract.

     General, administrative and marketing expenses. Our general, administrative and marketing expenses increased 48% to $11.8 million in 1999 from $7.9 million in 1998. The increase was primarily due to additional administrative personnel required to support our increased level of revenues, as well as a higher provision for unrealizable accounts receivable, which increased by $1.4 million in 1999 compared with 1998 as a result of our increased level of revenues.

     Net income. Our net income increased 142% to $9.3 million in 1999 from $3.8 million in 1998. This increase was due to significantly higher revenues offset by increased cost of sales and increased general, administrative and marketing expenses and further offset by an increase in the provision for income taxes as a result of our change from an S corporation to a C corporation on July 23, 1998. That change resulted in an increase in our effective tax rate to 45% in 1999 from 27% in 1998. Our financial statements for 1998 reflected an income tax provision based on pre-tax income earned from July 23, 1998 to December 31, 1998. Our effective tax rate in 1999 was approximately 45% because a significant portion of our operations are currently concentrated in New York City, which subjects us to a local tax on income derived in that jurisdiction.

YEAR ENDED 1998 COMPARED TO YEAR ENDED 1997

     Revenues. Our revenues increased by 32% to $71.0 million in 1998 from $53.7 million in 1997. The increase was primarily attributable to higher demand for our services from our customers as they expanded their telecommunications networks primarily in the greater New York metropolitan area, and partially as a result of the expansion of our operations in 1998 into the Philadelphia and Washington, D.C. areas.

     Cost of revenues. Our cost of revenues increased by 31% to $56.5 million in 1998 from $43.2 million in 1997, primarily due to increased technical personnel in support of additional demand from customers for our services.

     General, administrative and marketing expenses. Our general, administrative and marketing expenses increased approximately 14% to $7.9 million in 1998 from $7.0 million in 1997. The increase was due in part to increased administrative personnel to support our higher level of revenues, and in part to an increase of $0.3 million in rent expense for our former New York City headquarters paid in 1998 to entities which are owned by our principal common stockholders. Prior to 1998, we paid rent based on an arrangement with our principal common stockholders. In 1998, we entered into a formal lease agreement providing for rentals which are based on market values of comparable properties in the local region.

     Other expense, net. Other expense of $0.2 million in 1998 represented certain nonrecurring consulting fees related to the change in our corporate structure. See Note 1 of Notes to Consolidated Financial Statements.

     Net income. Our net income increased 75% to $3.8 million in 1998 from $2.2 million in 1997. This increase was due to higher revenues offset by increased cost of sales and increased general and administrative expenses, further offset by an increase in the provision for income taxes as a result of our change from an S corporation to a C corporation on July 23, 1998, which resulted in an increase in the effective income tax rate to 27% in 1998 from 7% in 1997.

QUARTERLY OPERATING RESULTS

     The following table presents our unaudited quarterly results, in dollars and as a percentage of revenues, for the eight quarters ended December 31, 1999. The percentages may not add due to rounding. The information for each of these quarters has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. The eight quarterly periods cover each of our two most recently completed fiscal years reported in the consolidated financial statements and the notes thereto included elsewhere in this prospectus. We believe this period is sufficiently long to reflect historical trends and fluctuations in our results of operations. We believe this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information in accordance with generally accepted accounting principles.

                                                                         QUARTER ENDED
                                    ---------------------------------------------------------------------------------------
                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                      1998       1998       1998        1998       1999       1999       1999        1999
                                    --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                        (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues..........................  $14,729    $16,320     $16,873    $23,037    $20,165    $28,930     $46,447    $55,320
Cost of revenues..................   11,516     14,177      14,825     15,979     15,965     24,194      37,066     43,525
General, administrative and
  marketing expenses..............    1,955      1,593       1,206      3,191      1,920      2,390       2,903      4,537
                                    -------    -------     -------    -------    -------    -------     -------    -------
Operating income..................    1,258        550         842      3,867      2,280      2,346       6,478      7,258
Interest expense..................      251        248         261        383        224        238         290        352
Other expense (income), net.......       --         --         166         --         --         --          39        (12)
                                    -------    -------     -------    -------    -------    -------     -------    -------
Income before income taxes........    1,007        302         415      3,484      2,056      2,108       6,149      6,918
Provision for income taxes........       98         29         152      1,101        951        975       2,846      3,203
                                    -------    -------     -------    -------    -------    -------     -------    -------
Net income........................  $   909    $   273     $   263    $ 2,383    $ 1,105    $ 1,133     $ 3,303    $ 3,715
                                    =======    =======     =======    =======    =======    =======     =======    =======

                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                      1998       1998       1998        1998       1999       1999       1999        1999
                                    --------   --------   ---------   --------   --------   --------   ---------   --------
AS A PERCENTAGE OF REVENUES:
Revenues..........................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%
Cost of revenues..................     78.2       86.9        87.9       69.4       79.2       83.6        79.8       78.7
General, administrative and
  marketing expenses..............     13.3        9.8         7.1       13.9        9.5        8.3         6.3        8.2
                                    -------    -------     -------    -------    -------    -------     -------    -------
Operating income..................      8.5        3.4         5.0       16.8       11.3        8.1        13.9       13.1
Interest expense..................      1.7        1.5         1.5        1.7        1.1        0.8         0.6        0.6
Other expense (income), net.......       --         --         1.0         --         --         --         0.1         --
                                    -------    -------     -------    -------    -------    -------     -------    -------
Income before income taxes........      6.8        1.9         2.5       15.1       10.2        7.3        13.2       12.5
Provision for income taxes........      0.7        0.2         0.9        4.8        4.7        3.4         6.1        5.8
                                    -------    -------     -------    -------    -------    -------     -------    -------
Net income........................      6.2%       1.7%        1.6%      10.3%       5.5%       3.9%        7.1%       6.7%
                                    =======    =======     =======    =======    =======    =======     =======    =======

EIGHT QUARTERS ENDED DECEMBER 31, 1999

     Revenues. Over the eight quarters ended December 31, 1999, our quarterly revenues increased from $14.7 million to $55.3 million. Our quarterly revenues have grown in each of the eight quarters ended December 31, 1999 with the exception of the quarter ended March 31, 1999. We believe that quarterly operating results may experience seasonal fluctuations in the future. For instance, quarterly results may fluctuate based on customers' calendar year budgeting cycles, which may result in a delay in their issuance of work orders. In addition, our outdoor services may be adversely affected by winter weather conditions.

     Our operating income margin may fluctuate significantly from quarter to quarter. We may accept low margin projects from customers as a strategy to establish relationships and subsequently obtain higher margin projects from those customers in the future. In addition, we may experience higher than anticipated costs on fixed-price contracts, and in such event operating margins would be adversely affected. General, administrative and marketing expenses in the fourth quarter of 1998 included a provision for incentive compensation applicable to the last nine months of the year because operating margins in the second and third quarters had not achieved management's targets.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to 1998, we primarily financed our operations through cash flow from operations, borrowings of up to $4.5 million from a bank credit line and periodic advances from our principal common stockholders. In July 1998, we raised $11.5 million through a private sale of redeemable convertible preferred stock. Of these proceeds, $4.9 million was used to pay dividends to common stockholders, $2.6 million was used to pay portions of promissory notes to stockholders, and the balance of $4.0 million was used to fund our working capital requirements.

     As of December 31, 1999, we had cash of $1.2 million and $3.7 million of availability under our bank credit facility.

     Prior to June 1999, we had a $4.5 million line of credit from a bank. In June 1999, we entered into a credit agreement with two banks. The agreement provided us with a $10.0 million revolving credit facility, which was subsequently increased to $12.5 million in December 1999. This credit facility is to be used for general corporate purposes including working capital. The credit facility expires in June 2002, and bears interest at the prime rate plus 0.25%. As of December 31, 1999, the prime rate was 8.5%. The line of credit is secured by substantially all of our business assets, and is senior to $7.1 million of subordinated indebtedness to our principal common stockholders. As of December 31, 1999, $8.8 million was outstanding under the credit facility.

     Under the terms of the credit facility, we are required to provide the banks with periodic financial statements and other reports, and we must meet specified thresholds with respect to profitability and a debt to net worth ratio. Additionally, covenants in the credit facility limit our ability to make acquisitions of other businesses in excess of an aggregate of $250,000 in any calendar year, or sell any assets outside the ordinary course of business. The covenants also prohibit us from declaring or paying dividends, other than on the redeemable convertible preferred stock being converted into common stock upon the closing this offering, and creating liens or incurring additional indebtedness other than for equipment obtained in the ordinary course of business. The bank loans are partially guaranteed by our two principal common stockholders up to a maximum of $1.5 million each.

     Cash provided by and used in operations is primarily derived from our projects in process and changes in working capital. Net cash provided by operations was $0.0 million in 1999, while net cash used in operations was $3.4 million in 1998. In 1998 and 1999 the Company's primary use of cash was to finance higher receivables, which have increased as a result of our increased revenues.

     Cash used in investing activities was $0.4 million, $0.9 million, and $2.9 million in 1997, 1998, and 1999, respectively. Investing activities consist primarily of capital expenditures to support our growth.

     Cash provided by financing activities in 1999 was $2.6 million, which was primarily derived from additional bank loans, offset by payments of $1.6 million on a subordinated note payable to a stockholder. Cash provided by financing activities in 1998 was $3.5 million, which was primarily derived from the proceeds from issuance of redeemable convertible preferred stock totaling $11.5 million, partially offset by dividend payments of $5.1 million and repayments of $3.8 million on subordinated notes payable to stockholders. Cash used by financing activities in 1997 was $3.4 million, primarily consisting of payments to common stockholders while the Company was an S Corporation under the tax laws.

     We have no material commitments other than obligations under our bank credit facility, installment obligations related to equipment purchases, leases for facilities, computer equipment and vehicles, and subordinated notes payable to stockholders. See Notes 4, 5 and 9 of Notes to Consolidated Financial Statements. Our future capital requirements will depend upon many factors, including our potential expansion to additional geographic regions, which will require that we expend funds for personnel, equipment and facilities in each region in advance of earning revenue and receiving payments from customers.

     The estimates for the periods for which we expect the net proceeds from this offering and our available cash balances and credit facility to be sufficient to meet our capital requirements are forward-looking statements that involve risks and uncertainties as set forth under the caption "Risk Factors" in this prospectus. Our capital requirements will depend on numerous factors, including the timing of payments from customers, our ability to accelerate billings to customers for completed and uncompleted projects, our potential expansion to additional geographic regions, the resources we dedicate to new geographic regions and demand for our services in such new regions, and possible acquisitions of complementary businesses.

     We may need to raise additional capital if we expand more rapidly than initially planned, to respond to customer demands or competitive pressures or to acquire complementary businesses. If additional funds are raised through the issuance of equity or convertible debt or preferred securities, the percentage ownership of our common stockholders will be reduced, our common stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of our common stockholders. There can be no assurance that additional financing will be available or on terms favorable to us. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, expand our suite of services or otherwise respond to competitive pressures could be significantly limited. Our business may be harmed by such limitations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the "Risk Factors" section. The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. We do not believe that our exposure to market risk is material.

     As of December 31, 1999, we had cash of $1.2 million. Pending application of the proceeds of this offering, as described in "Use of Proceeds," we intend to invest the net proceeds in interest-bearing investment grade securities, primarily short-term, highly liquid investments with maturities at the date of purchase of less than 90 days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in the market interest rates by 10 percent from the rates in effect on the date of this prospectus would cause the fair value of these short-term investments to decline by an insignificant amount. We have the ability to hold these investments until maturity, and therefore we do not expect the value of these investments to be affected to any significant degree by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce our interest income.

     We do not own any investments in publicly traded equity securities. Therefore, we do not currently have any direct equity price risk.

     We do not have any international operations, and we do not enter into forward exchange contracts or other financial instruments with respect to foreign currency. Accordingly, we do not have any foreign currency exchange rate risk.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. In April 1998, the same committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". These standards are effective for the first quarter of the year 1999. The adoption of these standards did not have a material effect on our consolidated financial statements.

                                    BUSINESS

OVERVIEW

     We are a leading provider of outsourced local telecommunications network services for established and emerging communications companies, including competitive local exchange carriers, Internet service providers and carriers' carriers. Our principal focus is to provide the expertise and resources our customers need to build and connect their networks to other local and long distance carriers and individual end users. In our customers' competitive environment where speed to market is key, our outsourced solution provides the mission-critical, often scarce resources that our customers need. We have the technical expertise, local knowledge and highly skilled workforce that enable us to design, deploy and upgrade local telecommunications networks more quickly and efficiently than many of our customers could themselves. We provide services 24 hours a day, seven days a week, to ensure the reliability of these networks. Our largest customers include AT&T, Level 3 Communications, MCI Worldcom, Metromedia Fiber Network, Network Access Solutions, Network Plus, Nextlink Communications, Teligent and Winstar Communications. Over the past three years, we have successfully expanded our operations from the New York City metropolitan area to other cities, including Baltimore, Boston, Newark, Philadelphia, Stamford and Washington, D.C. We plan to continue expanding with our customers into other metropolitan areas.

INDUSTRY BACKGROUND

  Growth of the Telecommunications Industry

     The Telecommunications Act of 1996 opened the local telephone market to competition by requiring the incumbent local exchange carriers, or ILECs, to provide competitive local exchange carriers, or CLECs, with unbundled access to their local networks. CLECs can now offer local, long distance and data services to their customers and are focused on providing the high bandwidth that businesses and consumers are demanding. The telecommunications industry is growing rapidly and our customers are making large capital investments to build and expand their networks to satisfy the increasing demand for broadband Internet access, wireless communications and enhanced data and voice services.

     We believe the CLECs' share of the growing local telecommunications market will increase significantly, resulting in a future CLEC market substantially larger than today. CLECs are currently racing to build out their networks as quickly as possible to capture a greater share of this expanding opportunity. By supplying the last mile connection directly to their customers, CLECs are able to provide them with the broadband access that they increasingly need. The challenges of quickly building a complex local network, particularly over the last mile, require CLECs to allocate their resources efficiently. We believe this has increasingly led them to outsource network design, deployment, upgrades and maintenance.

     The demand for broadband Internet access and other enhanced data services is accelerating the adoption of new technologies. High speed fiber networks are being coupled with broadband wireless technologies to deliver enhanced telecommunications capabilities and applications to new customers and markets. According to Dataquest, in February 1999, the market for broadband wireless access services in North America alone is expected to generate $7.8 billion in revenue by 2002.

     CLECs must continuously upgrade their networks with new technologies and expand into new geographic regions in order to remain competitive and satisfy the demand for broadband services. Additionally, new carriers are entering the market as a result of deregulation and the demand for new services, fueling the development of new networks. These carriers are deploying new networks and expanding and upgrading their existing networks and equipment.

  Changes in the Telecommunications Industry

     As telecommunications companies, including CLECs and Internet service providers, deploy their networks, they face significant competition. In order to differentiate themselves and remain competitive in this new environment, they are seeking to:

     - increase coverage and capacity of their networks to gain market share;

     - provide connections over the last mile directly to end-users to supply high bandwidth connectivity, which enables them to bypass the ILECs, thereby avoiding the accompanying access fees and the reliance on the ILECs to provide service and install connections;

     - offer services in new geographic markets; and

     - introduce other emerging data networking and broadband technologies and other point-to-multipoint architectures for the provision of high speed data, Internet access and other broadband services.

     The convergence of traditional wireline, wireless and cable services is also adding complexity to the telecommunications environment as carriers deploy networks spanning traditional wireless/wireline boundaries to offer these enhanced services and new technologies.

  New Challenges for Telecommunications Companies

     Due to this increasingly competitive environment, telecommunications companies such as CLECs and Internet service providers are focused on satisfying customer demand for enhanced services, better quality, faster data transmission and lower prices. The proliferation of CLECs and new technologies has created an environment where speed to market is a critical component of a CLEC's success. CLECs are also faced with the challenge of managing increasingly complex networks and technologies. For example, the ever-increasing demand for broadband services and capacity requiring the transmission of large amounts of data creates additional new technological hurdles for companies establishing or upgrading their networks. In this dynamic environment, customer acquisition and retention are key determinants of success. We believe this has led carriers to increasingly prioritize their resources, focusing on revenue generating activities and outsourcing when they can do so effectively.

     We believe the changing environment is also placing significant operational challenges on CLECs. CLECs must make decisions about which geographic markets to serve and which services and technologies to offer. Personnel challenges and process implementations can present cost uncertainties and operational challenges for carriers to deploy and manage their networks. Additionally, networks are being deployed with equipment from unrelated vendors, posing system integration challenges. This situation is exacerbated by consolidation in the industry, which often entails the integration of distinct networks.

  The Need for Outsourcing

     We believe that telecommunications companies such as CLECs, Internet service providers and carriers' carriers are outsourcing network planning, deployment, upgrading and maintenance to focus on their core businesses and refine their competitive advantage. In our experience, potential customers who are seeking outsourcing are looking for service providers who:

     - offer responsive, reliable and high quality service;

     - offer turnkey solutions;

     - have experience designing, installing and maintaining local telecommunications networks;

     - offer services in numerous locations;

     - are technology and vendor independent; and

     - have sufficient numbers of highly skilled, experienced employees.

THE LEXENT ADVANTAGE

     We provide outsourced local telecommunications network services to CLECs, Internet service providers and carriers' carriers for the design, deployment, upgrading and maintenance of their networks. We offer turnkey solutions. We have expertise installing, upgrading and maintaining equipment from most major telecommunication equipment manufacturers, including Lucent, Nortel, Marconi, ADC, Cisco, AccessLan and Tellabs. We are able to manage large scale deployments for our customers and upgrade their growing networks as usage increases and customers are added. We also provide ongoing maintenance and emergency restoration services 24 hours a day, seven days a week to ensure the reliability of our customers' networks. Our program management process enables us to meet our customers' needs on time and without compromising quality.

     Experience and Reputation. Since the late 1980s, we have provided critical services to local telecommunications providers in the New York metropolitan area. We installed a significant portion of the initial fiber optic networks in New York City for MCI Worldcom. During the same period, we provided similar services to AT&T. We continue to provide services to those customers today for the daily upgrading and maintenance of their growing networks. The reputation we have developed by providing high quality services has enabled us to obtain significant additional business from other telecommunications companies.

     Turnkey Solutions. The end-to-end, or turnkey, approach that we offer allows our customers to engage a single responsible party who is accountable for designing, deploying, upgrading and maintaining their networks. We believe our customers value the continuity of service provided by having the same people who designed, engineered and installed their network continue to upgrade and maintain this growing network on a daily basis. We provide our customers with a primary point of accountability and reduce the inefficiencies associated with coordinating multiple vendors. By eliminating the need for our customer to assemble, train and retain network deployment and maintenance staff, we are able to speed up the deployment of the customer's network and allow the customer to focus its resources on revenue generating activities, such as customer activations and retention.

     Focus on Local Networks and the Last Mile. Our primary focus is to enable our customers to build and connect their networks to other local and long distance carriers and individual end users. We believe a major challenge facing our customers is providing a high bandwidth, last mile connection to end users. The operational experience of our management team, engineers and technicians has provided us with an understanding of what it takes to build and operate local telecommunications networks and complete the high bandwidth last mile. Our senior management team averages 15 years of telecommunications industry experience.

     Single Vendor in Multiple Markets. We strive to provide responsive, reliable and consistently high quality services in each market where we operate. We provide standard designs, installations, testing procedures and recordkeeping so that our customers can expect to receive uniformly high standards of service in all of their locations. We provide our customers with the opportunity to deal with a single vendor in multiple markets and assure them that the quality of the services provided will be consistent across all markets. We believe our single source solution is an important feature of our services as we expand to new markets.

     Technology and Vendor Independence. Our technology and vendor independence is an important component of our ability to meet and exceed customer expectations. We have experience in all major telecommunications network technologies, including fixed wireless, DSL and dense wavelength division multiplexing systems. We install and maintain equipment from most major telecommunications equipment manufacturers, including Lucent, Nortel, Marconi, ADC, Cisco, AccessLan and Tellabs, and we have not aligned ourselves with products of any particular vendor.

     Depth and Scale. Our principal asset is our workforce of over 840 people, including more than 755 engineers and highly trained technicians. Our technological expertise and industry knowledge have enabled us to form and maintain strong customer relationships with both established telecommunications companies, such as MCI Worldcom and AT&T, and newer market entrants. In 1999, we provided services to more than 70 telecommunications companies out of our 16 facilities in cities from Boston to Washington, D.C., ranging in scope from multi-year design and deployment contracts to emergency restoration services.

STRATEGY

     Our objective is to be the leading provider of outsourced local telecommunications network services in major metropolitan markets for CLECs, Internet service providers and carriers' carriers. The key elements of our strategy are to:

     Exploit the Rapidly Growing Demand for Broadband Internet Access and Wireless Communications. The demand for high bandwidth connections to the Internet is tremendous and is expected to increase dramatically in the next 10 years. According to International Data Corporation, the number of Internet users worldwide is expected to increase from 196.1 million in 1999 to 502.4 million in 2003 and the market for fixed wireless technologies for voice and data/Internet access services for U.S. businesses is expected to grow from $309.3 million in 1999 to $5.2 billion in 2003. We believe that our customers will increasingly turn to us for the design, deployment, upgrading and maintenance of their networks as these markets grow. Also, according to Vertical Systems Group, approximately 76% of businesses are within one mile of an existing fiber optic network. Our ability to design, deploy, upgrade and maintain the last mile connection has positioned us to capitalize on our customers' goal to complete and enhance these connections to end users.

     Grow Our Base of Leading Customers by Focusing on Customer Satisfaction and Increasing Their Speed to Market. Our customers depend on us to quickly and efficiently design, deploy, upgrade and maintain network assets critical to the success of their businesses. To justify this reliance, we must consistently provide our customers with responsive, reliable and high quality service. We are committed to meeting the needs of our customers and strive to exceed their expectations in quality and speed to market. We believe we have been successful in developing customer loyalty and trust because of our high standards and responsiveness and the fact that a majority of our customers give us repeat business.

     Pursue Client-Driven Geographic Expansion in Major Metropolitan Areas. We have expanded our geographic presence with some of our key customers as they have grown their networks. This has allowed us to enter new markets with a customer base already in place. We believe that the major metropolitan areas in the U.S. represent a significant opportunity for future growth for us as CLECs, Internet service providers and carriers' carriers continue to expand and upgrade their networks. We intend to expand our service area on a city by city basis to satisfy the demands of our growing customers. As we penetrate these new markets, we expect to continue to capitalize on opportunities created by new market entrants as well as the expansion and maintenance of networks for existing customers. We may also expand by pursuing acquisitions that will supplement our technical expertise, allow us to acquire additional human resources or strategic customer relationships or expand our presence in key geographic markets where we could more effectively complete a project or gain access to new contracts.

     Create New Revenue Streams by Expanding Our Services and Pursuing Cross-Selling Opportunities. We are constantly searching for new ways to serve our customers. For example, we have developed and are testing a web-based workflow and asset management software system which will enable us to process orders and maintain online records of all work performed at our customers' facilities. Expanding our services provides new channels for revenues and the ability to cross-sell our suite of services to existing customers and offer a broader array of services to new customers. We often utilize our design and engineering services to establish relationships with customers as soon as a project is conceived. Based on these relationships, we pursue opportunities for program management and network deployment. Once a network is deployed, we offer ongoing network upgrade and maintenance services. Our experience with emerging technologies also offers opportunities for network upgrades and deployment of a carrier's next generation network. As technologies continue to evolve and networks become more complex, we will continue to broaden our services to meet the changing needs of our customers.

     Attract, Motivate and Retain a Highly Specialized Workforce Capable of Remaining at the Forefront of Emerging Technologies. We believe that our future success will depend on our continued ability to attract, retain, integrate and motivate qualified personnel, and upon the continued service of our senior management and key technical personnel. Our workforce has extensive experience working with various leading edge technologies and equipment from numerous manufacturers. We intend to continue to attract and retain highly skilled and experienced professionals by offering technical training opportunities, bonus opportunities and competitive salaries and benefits.

OUR SERVICES

     We provide complete local telecommunications network solutions to CLECs, Internet service providers and carriers' carriers, from the design and engineering phases, through deployment and ongoing network upgrading and maintenance services on a 24 hour a day, seven day a week basis.

  Design, Engineering and Program Management

     Design and Engineering. Our engineers discuss targeted coverage areas with the customer and design route maps for fiber optic and fixed wireless backbone and fiber rings to suit their needs and minimize delays due to limited right of way or conduit access. Because of our knowledge of other projects in the areas where we operate and our familiarity with the conduits in the streets and entrances into buildings where cable may be placed, we are often able to avoid disruptions or delays in installations by designing networks to avoid known or potential problem areas.

     We also design layouts for facilities within central offices and other network locations, which include equipment configurations, power distribution systems and cable routes throughout building riser systems. We also develop recordkeeping and maintenance procedures. Our understanding of the underlying technologies and the equipment to be installed enables us to provide the most efficient designs for our customers.

     Program Management. Our program managers are responsible for managing all aspects of the relationship with our customers. Program managers oversee the total scope of services we provide, including supervising and coordinating the engineering and design process, securing building and zoning permits, managing multiple vendors and documenting the entire process upon completion. The program manager provides the customer with a single point of contact in order to ensure that the customer's needs are being met.

  Network Deployment Services

     We believe our success is largely based on our ability to be a single source provider of vertically integrated services that have traditionally been offered separately by multiple vendors coordinated by a carrier's internal deployment staff. We provide a wide range of services for the deployment of telecommunications networks that allow for broadband connectivity.

     We install fiber backbone, local SONET rings, dense wave division multiplexing systems, fixed wireless systems, digital subscriber line and digital loop carrier equipment, digital cross connect systems, routers, power distribution systems and telemetry monitoring systems and other technologies. We also provide daily circuit testing of DS0, DS1 and DS3 services provided by the ILECs for our customers. We have the expertise to install equipment from most major telecommunications equipment vendors. We also set up the interconnections between CLECs, long distance carriers and ILECs, which allow telecommunications traffic to be exchanged between their networks.

  Network Upgrade and Maintenance Services

     We provide day-to-day upgrade and maintenance services to our customers. As network usage increases, we install additional access lines and other telecommunications and electrical equipment to handle the additional capacity. We also upgrade equipment and reconfigure the network as the technology changes or improves. We have technicians based at our major customers' premises to constantly monitor any service issues that may arise and perform routine maintenance. Our technicians are available 24 hours a day, seven days a week to handle any emergency repairs, such as fiber cuts or equipment problems, while preventing or minimizing any service disruptions. Our services allow our customers to maintain the reliability of their networks without building a large workforce in all of their locations to handle day-to-day problems.

CUSTOMERS

     We provide network design, deployment, upgrade and maintenance services primarily to CLECs, Internet service providers and carriers' carriers. Set forth below is a list of our largest customers during 1999:

    AT&T
    Level 3 Communications
    MCI Worldcom
    Metromedia Fiber Network
    Network Access Solutions
    Network Plus
    Nextlink Communications
    Teligent
    Winstar Communications

SALES AND MARKETING

     We market and sell our services primarily through the efforts of our senior management and the program managers responsible for a particular account. To date, we have secured most of our new sales leads and new contracts by expanding relationships with existing customers and through referrals. Our program managers serve as our customers' advocates within Lexent and are uniquely positioned to cultivate additional business opportunities.

     Our marketing strategy will focus on telecommunications companies, including CLECs, Internet service providers and carriers' carriers, and will reinforce to our target market that Lexent represents a complete local solution for their multi-city outsourcing needs, combining technical expertise with responsive, reliable and high quality service. We plan to implement this campaign through the use of selective advertising and promotional strategies, including the development of a web-based customer resource center.

EMPLOYEES

     As of December 31, 1999, we had 841 employees, including 756 employees working directly on projects, 47 employees providing supervision and support to employees working directly on projects and 38 employees performing general and administrative work. Approximately 650 of our employees are represented by a labor union, the International Brotherhood of Electrical Workers or IBEW. We have not experienced any work stoppages in the past 25 years and we believe that our relationships with our employees and union representatives are excellent.

     Recruiting. Our primary hiring sources for our engineers include employee referrals, print advertising and direct recruiting. We attract and retain employees by offering technical training opportunities, bonus opportunities, and competitive salaries and benefits. We hire our unionized employees through local chapters of the IBEW. In certain cases, we are able to sponsor qualified technical personnel for union admission.

     Training and Career Development. We believe that our continuous focus on training and career development helps us to retain our employees. Employees participate in ongoing educational programs, many of which are internally developed, to enhance their technical and management skills through classroom and field training. Manufacturers of telecommunications equipment also sponsor training programs covering the installation and maintenance of their equipment, which our employees regularly attend. We also provide opportunities for promotion and mobility within Lexent that we believe are key components of employee retention.

     We believe our employee training, development and advancement structure better aligns the interests of our employees with our interests and creates a cooperative, entrepreneurial atmosphere and shared vision. We are dedicated to maintaining an innovative, creative and empowering environment where we work as a team to exceed the expectations of our customers and provide our employees with personal and professional growth opportunities.

COMPETITION

     Our market is highly competitive and fragmented and is served by numerous vendors. Our primary competitors are often the internal departments of our carrier customers as well as numerous companies which are able to provide certain components of the package of services we offer. We compete with other independent vendors and telecommunications equipment manufacturers in most of the markets in which we operate, several of which are large companies and some of which have greater financial, technical and marketing resources than we have. In addition, there are relatively few barriers to entry into the markets in which we operate and, as a result, any organization with adequate financial resources and access to technical expertise and personnel may become our competitor. We may also face competition from the in-house service organizations of our existing or prospective customers, which employ personnel who perform some of the same types of services we provide. Although a significant portion of these services is currently outsourced, there can be no assurance that our existing or prospective customers will continue to outsource their network design, deployment, upgrade and maintenance services in the future.

     We believe the principal competitive factors in our market include quality and responsiveness of service, industry experience, reputation, the ability to deliver results on time and competitive pricing. In addition, expertise in new and evolving technologies, such as broadband fixed wireless, has become increasingly important. We believe that we can compete effectively on the basis of our experience and reputation in the industry, our knowledge of emerging technologies, as well as equipment from multiple vendors, and our highly trained workforce.

FACILITIES

     We lease space at 16 separate locations throughout Maryland, Massachusetts, New Jersey, New York and Pennsylvania. Of these locations, 2 are leased spaces owned by entities affiliated with certain stockholders of our company. Our principal executive offices are located in approximately 20,000 square feet of office space at Three New York Plaza in New York, New York. The lease for this office space expires in May 2004.

LEGAL PROCEEDINGS

     From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. In addition, in August 1999 a former employee filed a charge of employment discrimination against us with the New York State Division of Human Rights and the Equal Employment Opportunity Commission and has been granted a right to sue in federal court. If suit is brought, our management is prepared to defend this claim vigorously and believes that resolution of this claim will not have a material adverse effect on our financial position or results of operations. However, litigation is subject to inherent uncertainties, and an adverse result in this or other matters may arise from time to time that may harm our business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

NAME                                AGE    POSITION
----                                ---    --------
Hugh J. O'Kane, Jr.(1)............  49     Chairman of the Board
Alf T. Hansen.....................  57     President, Chief Executive Officer and Director
Kevin M. O'Kane...................  47     Vice Chairman and Chief Operating Officer
Jonathan H. Stern.................  55     Executive Vice President and Chief Financial Officer
Joseph Haines.....................  38     Executive Vice President, Operations
Victor P. DeJoy...................  31     Executive Vice President, Engineering
Rif K. Haffar.....................  44     Executive Vice President, Marketing and Business
                                           Development
Walter C. Teagle III..............  50     Executive Vice President and Director
Peter O. Crisp(2).................  67     Director
Thomas W. Hallagan(1)(2)..........  38     Director
L. White Matthews(2)..............  54     Director
Richard W. Smith(1)...............  47     Director

---------------
(1) Member of Compensation Committee

(2) Member of Audit Committee

     Hugh J. O'Kane, Jr. has approximately 14 years experience in the telecommunications industry and has been Chairman of the Board of Directors since inception. From inception to February 2000, he also served as our President and Chief Executive Officer. Prior to our founding, Mr. O'Kane held various positions in our predecessor company, most recently as its President, since joining his family's business in 1973. Mr. O'Kane holds a BS in finance from Boston College.

     Alf T. Hansen has approximately 33 years experience in the telecommunications industry and has been our President and Chief Executive Officer and a Director since February 2000. Prior to joining our company, Mr. Hansen was VP Operations at AT&T Local Services since August 1998. Before that he held various positions at Teleport Communications Group, or TCG, serving as Senior Vice President -- Transition and Network Officer responsible for TCG's merger with AT&T from January 1998 to August 1998, Senior Vice
President -- Emerging Markets from October 1997 to January 1998, Senior Vice President -- National Operations from February 1993 through October 1997 and Vice President -- National Operations from March 1989 through January 1993. Prior to joining TCG, Mr. Hansen worked for AT&T for 22 years, where he had assignments in Operations, Engineering, Sales and Public Relations.

     Kevin M. O'Kane has approximately 14 years experience in the telecommunications industry and has been our Chief Operating Officer and a Director since our inception. In February 2000, he was appointed Vice Chairman of our Board of Directors. He also serves as Secretary and Assistant Treasurer of our company. Prior to our founding, Mr. O'Kane held various positions in our predecessor company, most recently as its Vice President, since joining his family's business in 1976. Mr. O'Kane holds a BS in accounting from Boston College.

     Jonathan H. Stern has approximately 18 years experience in the telecommunications industry and has been Executive Vice President and Chief Financial Officer since September 1998. Prior to joining our company, he served as Vice President and Controller of International Specialty Products Inc., a NYSE-listed chemical manufacturer since 1990. Prior to that, he was Vice President and Controller of Western Union Corp., a telecommunications provider. Mr. Stern holds a BA in economics from Brooklyn College and an MBA in finance from New York University, and he is also a CPA.

     Joseph Haines has approximately 17 years experience in the telecommunications industry and has been the Executive Vice President of our company in charge of network deployment, upgrading and maintenance services since December 1999. Prior to joining our company, he served as Senior Vice President of Engineering and Design at Network Plus Corp. since July 1998. From 1992 through July 1998, Mr. Haines held various positions with TCG, most recently as its Regional Vice President of Operations.

     Victor P. DeJoy has approximately nine years experience in the telecommunications industry and has been the Executive Vice President of our company in charge of design, engineering and program management services, since December 1999. Prior to joining our company, he served as the Northeastern Regional Vice President of Engineering and Operations at Nextlink Communications since March 1998. From May 1992 through March 1998, Mr. DeJoy held various positions with TCG, most recently as its Vice President of National Provisioning Center. Mr. DeJoy holds a BS in Electrical Engineering from Rutgers College of Engineering.

     Rif K. Haffar has approximately 10 years experience in the telecommunications industry and has been the Executive Vice President for Marketing and Business Development of our company since January 2000. Prior to joining our company, he served as Winstar Communications Inc.'s Senior Vice President of the Partnership Management Organization since October 1998 and Senior Vice President of Engineering and Operations from June 1996 to September 1998. Prior to joining Winstar, Mr. Haffar was Senior Vice President of Product Development and Vice President of Operations with GST Telecom. Mr. Haffar holds a BS and an MBA from Portland State University.

     Walter C. Teagle III has approximately four years experience in the telecommunications industry and has been a Director since September 1998 and has served as an Executive Vice President since February 2000. From June 1999 through January 2000, Mr. Teagle was the President of our subsidiary National Network Technologies, LLC. Prior to joining our company, Mr. Teagle was the President and Chief Executive Officer of Metro Design Systems Inc., an engineering and design firm which was acquired by us in September 1999. Mr. Teagle also serves as a Director of the First of Long Island Corporation. Mr. Teagle holds a BS in economics from the University of Maryland and an MBA in finance from the University of Pennsylvania Wharton School.

     Peter O. Crisp has been a Director since February 2000. Mr. Crisp was a general partner of Venrock Associates, a venture capital investment firm, for more than five years until his retirement in September 1997. He has been vice chairman of Rockefeller Financial Services, Inc. since December 1997. Mr. Crisp is also a director of American Superconductor Corporation, Evans & Sutherland Computer Corporation, United States Trust Corporation, Thermo Electron Corporation and several private companies. Mr. Crisp holds a BA from Yale University and an MBA from the Harvard Graduate School of Business.

     Thomas W. Hallagan has been a Director since July 1998. Since 1996, he has served as a Managing Director of Abbott Capital Management and a general partner of Abbott Capital 1330 Investors I, L.P. and Abbott Capital 1330 Investors II, L.P., private equity limited partnerships. From 1991 to 1996, Mr. Hallagan was employed by Aetna Investments. Prior to that, he was employed at Prudential Capital Corporation and he worked for Deloitte Haskins & Sells. Mr. Hallagan is a director of several private companies. He holds a BA in mathematics from Colgate University, an MBA in finance and an MS in accounting from New York University.

     L. White Matthews has been a Director since September 1998. He has served as Executive Vice President and Chief Financial Officer of Ecolab Inc., a global developer of cleaning and sanitation products and services, since June 1999. Prior to that, he held various positions with Union Pacific Corporation, most recently, as its Chief Financial Officer. Mr. Matthews holds a BS from Hampton-Sydney College and an MBA from the University of Virginia Darden School of Business and General Management.

     Richard W. Smith has been a Director since July 1998. He is an individual general partner of the general partners of Allegra Capital Partners IV, L.P., Allegra Capital Partners III L.P., Lawrence, Tyrrell,

Ortale & Smith II, L.P. and Lawrence, Tyrrell, Ortale & Smith, L.P., each a venture capital investment firm. He is also Chairman of both Ixnet, Inc. and IPC Communications, Inc. He is also a director of several private companies. Mr. Smith co-authored the book Treasury Management: A Practitioner's Hand-Book. He holds a BA from Harvard University.

     Hugh J. O'Kane, Jr., the Chairman of our Board, and Kevin M. O'Kane, the Vice Chairman of our Board and our Chief Operating Officer, are brothers.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors established an audit committee in January 1999. This committee currently consists of Messrs. Matthews, Crisp and Hallagan. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

     Our board of directors established a compensation committee in January 1999. This committee currently consists of Messrs. Hugh O'Kane, Hallagan and Smith. The compensation committee reviews and recommends to the board of directors the salaries, incentive compensation and benefits of our officers and employees and administers our stock option plan and employee benefit plans.

COMPENSATION OF DIRECTORS

     Prior to February 2000, each director who was not also an employee or an affiliate of a principal stockholder of our company, was eligible to receive options to purchase shares of our common stock under our stock option plan and cash remuneration for specific actions they performed on our behalf. Each such director received a fee of $1,500 per quarter for each quarter such director was a member of the board. In addition, each such member received $750 for each board meeting such member attended in person and $500 for each attended meeting of a committee on which such member served. We also agreed to provide these members a $1,000 per day fee in the event we imposed upon these members specific advisory responsibilities outside the scope of the normal responsibilities of a member of the board of directors and $500 for each board meeting attended telephonically.

     After February 2000, in addition to the cash remuneration described above, these directors will receive options to purchase shares of common stock under our stock option plan for each year such director is a member of our board and options to purchase shares upon such director's initial election to our board. The amount of each of these grants will be determined by the board or appointed committee or committees on the date of grant. See "Employee Benefits
Plans -- Stock Option Plan -- Grants to Outside Directors."

     During the fiscal year ended December 31, 1999, Messrs. Matthews and Teagle were the only members of the board of directors eligible for any compensation from our company. Effective June 1999, Mr. Teagle became an employee of our company and is no longer eligible to receive compensation as a director. Upon joining the board, Mr. Matthews received options to purchase 50,000 shares of our common stock under our stock option plan. In total, Messrs. Matthews and Teagle received cash fees of $10,000 and $8,250 from our company during fiscal 1999, respectively. None of this amount was in exchange for any advisory responsibilities outside the scope of the normal responsibilities of a member of the board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to January 1999, all compensation decisions relating to our executive officers were made solely by our board of directors. Upon formation of our compensation committee and through December 31, 1999, the compensation committee made recommendations regarding the compensation of our executive officers. Mr. Hugh O'Kane, our Chairman and former President and Chief Executive Officer, has been a member of the compensation committee since its formation. In addition, Mr. Smith is a general partner of the general partner of each of the funds affiliated with Allegra Capital Partners and Mr. Hallagan is a general partner of Abbott Capital 1330 Investors I, L.P., and each may be deemed to have a material interest in the matters described under "Certain Relationships and Related Transactions."

EXECUTIVE COMPENSATION

     The following table summarizes the compensation for services rendered to us during 1999 by our Chief Executive Officer and each of our other executive officers who earned more than $100,000 in salary and bonus during the last fiscal year. These individuals are referred to as the named executive officers. The compensation described in this table does not include medical or other benefits that are available generally to all of our salaried employees or certain perquisites or other personal benefits received that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus.

                           SUMMARY COMPENSATION TABLE

                                                        ANNUAL COMPENSATION
                                         --------------------------------------------------
                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                                OTHER ANNUAL    SECURITIES     ALL OTHER
                                                                COMPENSATION    UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION              SALARY($)   BONUS($)      ($)(1)       OPTIONS(#)        ($)
---------------------------              ---------   --------   ------------   ------------   ------------
Hugh J. O'Kane, Jr.....................   265,000    400,000       4,800           --             --
  Chairman, President and Chief
  Executive Officer
Kevin M. O'Kane........................   265,000    400,000       4,800           --             --
  Chief Operating Officer
Jonathan H. Stern......................   205,100     50,000       4,800           --             --
  Executive Vice President and Chief
  Financial Officer

---------------
(1) Compensation in this column reflects contributions made by us to our 401(k) plan on behalf of each of the named executive officers.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

     The following table sets forth, with respect to each of the named executive officers, information regarding the number and value of securities underlying unexercised options held by the named executive officers as of December 31, 1999. None of our named executive officers exercised options in 1999.

                                            NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                       UNDERLYING UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS AT
                                           AT FISCAL YEAR-END(#)                 FISCAL YEAR-END($)
                                       ------------------------------      ------------------------------
NAME                                   EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
----                                   -----------      -------------      -----------      -------------
Hugh J. O'Kane, Jr...................        --                 --             --                --
Kevin M. O'Kane......................        --                 --             --                --
Jonathan H. Stern....................    73,333            146,667

     In the table above, the value of unexercised in-the-money options is based on the difference between the initial public offering price per share of
$          and the exercise price. The options granted to Mr. Stern were granted under our stock option plan. These options vested as to the first 25% on the first anniversary of the grant date and, as to the remaining portion, will vest in equal monthly installments for the 36 months thereafter. Mr. Stern's options were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant.

EMPLOYMENT ARRANGEMENTS

     In July 1998, we entered into substantially similar employment agreements with Hugh O'Kane and Kevin O'Kane. Under such agreements, Hugh O'Kane agreed to initially serve as our President and Chief Operating Officer and Kevin O'Kane agreed to initially serve as our Executive Vice President, and, in each such case in such other capacity as requested by the board of directors through July 2003. Each agreement shall be automatically renewed for successive one year periods until terminated by either party. Pursuant to the agreements, both employees are entitled to receive such salary and bonus as determined by the board of directors which were initially set at $265,000 and $250,000, for each respectively. In February 2000, these agreements were amended to provide each individual an annual salary of $265,000 and an annual bonus of $300,000. In connection with these amendments, each individual was granted options to purchase 40,000 shares of common stock at an exercise price of $11.00 per share. In the event either individual is terminated without cause, such individual is entitled to receive severance payments equal to 100% of his base salary through the end of his employment term.

     In August 1998, we entered into an employment agreement with Mr. Stern to which he agreed to serve as our Chief Financial Officer. Under this agreement, Mr. Stern is paid base compensation in an amount not less than $205,100 per year and a bonus of at least $50,000, subject to the achievement of targeted objectives. In February 2000, the agreement was amended to provide Mr. Stern a bonus of at least 40% of base salary in the event we achieve targeted performance standards. Under his employment agreement, Mr. Stern received options to purchase 220,000 shares of our common stock. If Mr. Stern's employment is terminated without cause following a change of control of our company, 100% of Mr. Stern's options are to become exercisable. In the event Mr. Stern is terminated without cause, he is entitled to receive severance payments equal to 100% of his base salary and continuation of benefits for six months.

     In December 1999, we entered into substantially similar employment agreements with each of Messrs. Haines, DeJoy and Haffar in which each agreed to serve as an Executive Vice President through December 2003, December 2003 and January 2004, respectively. In addition, under each of their agreements, Messrs. Haines and DeJoy agreed to serve as presidents of our two subsidiaries. All such agreements may be extended according to their terms. Under these agreements, Messrs. Haines, DeJoy and Haffar are each paid compensation in amounts not less than $240,000 per year and, in the event we achieve targeted performance standards, are each entitled to receive bonuses of at least 40% of their base salary. In addition, Messrs. Haines, DeJoy and Haffar received options to purchase 350,000, 350,000 and 250,000 shares, respectively, of our common stock at an exercise price of $10.00 per share upon execution of their respective agreements. These options vested as to the first 100,000, 100,000 and 62,500 shares, respectively, on the date of grant to each employee and as to the balance in equal monthly installments over the 36 months after the first anniversary of the date of grant. Also, these individuals are eligible to receive options to purchase at least 15,000, 15,000 and 10,000 shares, respectively, of common stock each year at an exercise price equal to the fair market value of our common stock on the date of grant. In the event any of these employees are terminated without cause or terminates his employment for good reason under the agreements, such employee is entitled to severance payments equal to 100% of his base salary for varying periods up to but not exceeding 18 months.

     In January 2000, we entered into an employment agreement with Mr. Hansen to which Mr. Hansen agreed to serve as our President and Chief Executive Officer through February 2003. Such agreement may be extended according to its terms. Under the agreement, Mr. Hansen is paid compensation in an amount not less than $300,000 per year and, in the event we achieve targeted performance standards, is entitled to receive a bonus up to 100% of his base salary. In addition, upon signing his employment agreement Mr. Hansen received options to purchase 830,000 shares of common stock at an exercise price of $10.00 per share. These options vested as to the first 315,416 on the date of grant, and as to the balance in equal monthly installments for the 24 months after the first anniversary of the date of grant. Also, in the event the price of our common stock reaches certain threshold levels, he is eligible to receive options to purchase at least 200,000 shares of common stock at the fair market value of our common stock on the date of grant each year for the first two years of his employment term. Further, Mr. Hansen, in the first 90 days of his employment with our company, can elect to purchase up to 215,000 shares of our common stock at $10.00 per share. In the event Mr. Hansen is terminated without cause or terminates his employment for good reason under this agreement, he is entitled to receive severance payments equal to 100% of his base salary for one year and continuation of benefits for up to six months. In the event there is a change of control of our company, we have agreed to accelerate the vesting of 100% of Mr. Hansen's options and give Mr. Hansen the opportunity to resign from our company, and have such resignation be for good reason. If any excise tax is imposed on Mr. Hansen by reason of any of the payments or vesting made on a change of control, we have agreed to gross up such payments to make Mr. Hansen whole.

EMPLOYEE BENEFIT PLANS

  Stock Option Plan

     In July 1998, our board of directors and stockholders approved our Stock Option and Restricted Stock Purchase Plan. This plan was subsequently amended and restated in February 2000. The purpose of the stock option plan is to promote the interests of our company and our subsidiaries and the interests of our stockholders by providing an opportunity to selected employees and officers of both our company and those of our subsidiaries and to other persons providing services to us to purchase our common stock. By encouraging such stock ownership, we seek to attract, retain and motivate our employees and other persons and to encourage those employees and other persons to devote their best efforts to our business and financial success. The following summary describes the principal features of the stock option plan as this plan has been amended and restated and is qualified in its entirety by reference to the specific provisions of the amended and restated stock option plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

     Shares and Options Subject to the Plan. The plan provides for the grant of options or awards to purchase an aggregate 5,800,000 shares of our common stock, either in the form of incentive stock options intended to meet the requirements of Section 422 of the Code, as amended, or non-qualified stock options or restricted stock purchase awards. The plan includes provisions for adjustment of the number of shares of common stock available for grant or award thereunder and in the number of shares of common stock underlying outstanding options in the event of any stock splits, stock dividends or other relevant changes in our capitalization.

     Eligibility. Under the plan, employees, including officers, are eligible to receive grants of either incentive stock options structured to qualify under
Section 422 of the Code, or non-qualified stock options and restricted stock purchase awards, both of which are not intended to meet the requirements of Code
Section 422. Non-employees are eligible to be granted only non-qualified options and awards.

     Administration. The plan has been administered by our board of directors. However, the board has the right to appoint one or more committees to administer the plan. Each administering committee must consist of at least two members of the board. To the extent that transactions under the plan are intended to qualify as exempt from Rule 16b-3 of the Exchange Act, the administering committee as to those transactions will consist of entirely "Non-Employee Directors" within the meaning of the Exchange Act. To the extent that grants under the plan are intended to qualify as "performance-based compensation" within the meaning of the Code, the administering committee as to those grants must consist of entirely "outside directors" within the meaning of the Code. All questions of interpretation or application of the stock option plan are determined by the board of directors or administering committee or committees so appointed, whose decisions are final and binding upon all participants.

     Terms of Options and Awards. Each option or award granted will be evidenced by a stock option or restricted stock purchase agreement. The board or appointed committee or committees will fix the term and vesting provisions of all options granted pursuant to the plan. Options granted under the plan, other than those granted to outside directors as discussed below, generally vest as to 25% on the first anniversary of the grant date, and, as to the remaining portion, in equal monthly installments for the 36 months thereafter. These options generally provide for acceleration of vesting as to at least 50% of the unexercised portion on a change in control of our company.

     The exercise price of incentive stock options may not be less than 100% of the fair market value of the shares of common stock, as determined by the board or appointed committee or committees, as the case may be, on the date the option is granted. In addition, the aggregate fair market value of the shares of stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. In addition, no incentive stock option shall be granted to an optionee who owns more than 10% of the total combined voting power of all classes of stock of our company, unless the exercise price is at least 110% of the fair market value of the shares of common stock and the exercise period does not exceed 5 years.

     Restricted stock purchase awards granted under the plan will be in amounts and at times as determined by the board or appointed committee or committees. The purchase price, as well as the vesting provisions, of awards will be determined by the board or committee and the purchase price may be equal to, less than or more than the fair market value of the shares of common stock to be awarded.

     Grants to Outside Directors. Directors who are not employees of our company or affiliates of our principal stockholders will receive options under the plan. Each eligible director will receive options to purchase shares of our common stock upon such director's initial election to the board and additional options to purchase shares for each year such director remains a member of the board of directors. The amount of each of these grants will be determined by the board or appointed committee or committees on the date of grant provided that no director may receive options to purchase more than 500,000 shares of our common stock in any calendar year.

     The options granted to these directors will be non-qualified stock options. Such options will have 10 year terms and will terminate three months following the date the director ceases to be a director or consultant or 12 months if the termination is due to death or disability. In the event of our dissolution or liquidation or change in control, these options will become 100% vested and exercisable in full.

     Term of the Stock Option Plan. The plan will continue in effect until July 2008 unless terminated prior to such date by the board.

  401(k) Plan

     We have adopted the Vanguard Prototype 401(k) Savings Plan, a defined contribution plan intended to qualify under Section 401 of the Code. All of our employees not otherwise subject to collective bargaining agreements are eligible to participate and may enter the 401(k) Plan as of the first day of any month. Employees participating in the plan may make pre-tax contributions to the 401(k) Plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. We make annual contributions to the 401(k) Plan in the amount of 3% of each participant's salary up to the prescribed annual limit. Our contributions vest annually over the related employee's first five years of service. Each employee's contributions, our corresponding contributions and any investment earnings, are generally not taxable to the participants until withdrawn. Employee contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION ON LIABILITY

     Our bylaws provide that we shall indemnify our directors, officers and their agents to the fullest extent permitted by the Delaware General Corporation Law or DGCL. We are also empowered under our bylaws to purchase insurance on behalf of any director, officer, employee or agent whether or not we would be required to indemnify this person. Pursuant to this provision, we have entered into indemnification agreements with each of our directors and executive officers.

     In addition, our second restated certificate of incorporation to be effective upon consummation of this offering provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the DGCL; or

     - for any transaction from which the director derives an improper personal benefit.

     Our second restated certificate of incorporation also provides that if, after the approval by our stockholders of our second restated certificate of incorporation, the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL. This provision does not affect a director's responsibilities under any other law, including the federal securities laws or state or federal environmental laws.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following is a description of relationships and transactions for the last three fiscal years to which we have been a party, in which amounts involved exceed $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest, other than our compensation arrangements with our directors and named executive officers that are described under "Management."

     On January 1, 1997, Hugh O'Kane Electric Co., Inc., our predecessor company, repurchased common shares owned by Denis J. O'Kane, a stockholder and brother of each of Hugh J. O'Kane, Jr., our Chairman, and Kevin M. O'Kane, our Vice Chairman and Chief Operating Officer. In consideration for the repurchase, Denis O'Kane was issued a subordinated promissory note in the amount of $10.2 million. The note bears interest at the rate of 6% per year. We made the first payment on the note on July 23, 1998 in connection with the merger of Hugh O'Kane Electric Co., Inc. with and into our company. The payment was for $1.5 million plus accrued interest. The remaining balance is payable in 22 quarterly installments of $0.4 million plus accrued interest with the final payment due January 1, 2004. As of December 31, 1999, the outstanding principal balance of this note was $6.7 million.

     On July 20, 1998, as an inducement to his execution of the merger agreement in which Hugh O'Kane Electric Co., Inc. merged with and into our company, we executed an agreement with Hugh O'Kane Electric Co., Inc. and Denis J. O'Kane. Under this agreement, we agreed to provide Denis O'Kane with a new automobile every three years for as long as he remains a stockholder of our company and lifetime medical, dental and life insurance benefits consistent with his then-existing coverage. See Note 5 of Notes to Consolidated Financial Statements.

     On July 23, 1998, we sold 5,538,458 shares of Series A redeemable convertible preferred stock at a purchase price of $2.07639 per share to entities affiliated with Allegra Capital Partners and Abbott Capital Management, who each held more than 5% of our outstanding capital stock prior to this offering. Mr. Smith, a member of our board, is a general partner of the general partner of each of the funds affiliated with Allegra Capital Partners. Mr. Hallagan, also a member of our board, is a general partner of Abbott Capital 1330 Investors I, L.P. Upon the closing of this offering, each share of redeemable convertible preferred stock will automatically convert into 1.1814 shares of common stock. All securities sold or purchased in this transaction were sold or purchased at prices equal to the fair market value of the securities, as determined by our board of directors, on the date of issuance.

     Holders of shares of our common stock issued in connection with the conversion of the redeemable convertible preferred stock and in connection with the merger of our predecessor company with and into our company, may require us to register such shares at our expense. For a description of such registration rights, see "Description of Capital Stock -- Registration Rights."

     On July 23, 1998, as a finders fee in connection with our redeemable convertible preferred stock financing, we issued non-qualified options to purchase 110,000 shares of our common stock under our stock option plan to Walter C. Teagle III, an Executive Vice President and member of our board of directors. These options were immediately exercisable by Mr. Teagle. On December 22, 1999, we issued 110,000 shares of common stock to Mr. Teagle in connection with his exercise of these stock options.

     On September 24, 1998, we issued non-qualified options to purchase 50,000 shares of our common stock under our stock option plan to L. White Matthews, a member of our board of directors. These options vested as to 50% upon the first anniversary of the grant date and vest in equal monthly installments for the 36 months thereafter. On December 22, 1999, we issued 25,000 shares of common stock to Mr. Matthews in connection with his exercise of 50% of these stock options.

     On June 1, 1999, we issued incentive stock options to purchase 270,000 shares of our common stock under our stock option plan to Mr. Teagle. These options were issued to Mr. Teagle at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

     On January 21, 2000, we issued non-qualified options to purchase 25,000 shares of our common stock to Peter O. Crisp, a member of our board of directors. These options vested as to 50% on the date of grant. The remainder vests in equal monthly installments for the 24 months after the first anniversary of the date of grant. In addition, on February 17, 2000, Mr. Crisp purchased 20,000 shares of our common stock at a purchase price of $10.00 per share.

     On February 11, 2000, Hugh O'Kane, Jr. and Kevin O'Kane entered into an agreement to grant each the right to vote the shares of the other in the event of either individual's death. This agreement provides that the right to vote will remain with the surviving brother for three years or until his death or a sale of the related shares in a public offering or sale authorized by Rule 144 under the Securities Act.

     Mr. Teagle receives a base salary equal to $175,000 per year. In addition, Mr. Teagle received a bonus of $175,000 for 1999 and will receive a bonus of $200,000 for 2000.

     Mr. Hugh J. O'Kane, Sr., father of Hugh O'Kane, Jr., Kevin O'Kane and Denis O'Kane, receives $75,000 per year as a pension for his role as founder of our predecessor company. This payment will be made to Mr. O'Kane's spouse for the remainder of her life in the event of his death.

     Kevin O'Kane is a co-trustee of the Hugh J. O'Kane, Jr. 2000 Grantor Retained Annuity Trust which holds 1,400,000 shares for the benefit of Hugh O'Kane's family.

     In 1998 and 1999, we purchased services amounting to $0.5 million and $1.4 million, respectively, from Metro Design Systems, Inc., a company which was owned by Hugh O'Kane, Jr., Kevin O'Kane, Denis O'Kane and Walter Teagle. During such times, Hugh O'Kane, Jr., Kevin O'Kane and Mr. Teagle were directors of our company and Hugh O'Kane, Jr. and Kevin O'Kane held more than 5% of our outstanding capital stock. We believe the costs for the services provided by Metro Design Systems, Inc. would have been incurred regardless of whether such services had been purchased from a non-affiliated entity. In September 1999, we purchased the equipment, business name and goodwill of Metro Design Systems, Inc. for $0.2 million. The purchase price was paid in cash to Metro Design Systems, Inc. and we believe the price was equal to the fair market value of the purchased assets.

     From time to time prior to this offering, we have borrowed funds from Hugh O'Kane, Jr. and Kevin O'Kane to fund our working capital requirements. In connection with this, we periodically make repayment of such advances. At December 31, 1999, the amounts we owed to Hugh and Kevin O'Kane collectively amounted to $0.6 million, of which $0.4 million is subordinated to all senior debt. Such amounts bear interest at the rate of 6% but there are no formal repayment terms.

     We lease two of our facilities from entities owned by Hugh, Kevin and Denis O'Kane. Annual rentals for office and warehouse premises at 88-90 White Street in New York, NY are $0.3 million for calendar years 1998 through 2001, and $0.4 million for calendar year 2002. Annual rentals for office and warehouse premises in South Plainfield, NJ are $0.1 million for the twelve-month periods April through March, commencing April 1998 and ending March 2008.

     While we were an S corporation, we made cash distributions to stockholders of approximately $0.2 million in 1997 and $5.1 million in 1998.

     Between July 1998 and January 2000, our company signed various employment agreements with each member of our senior management team. For a description of such agreements, see "Management -- Employment Arrangements."

                             PRINCIPAL STOCKHOLDERS

     The following table contains information about the beneficial ownership of our common stock before and after our initial public offering for:

     - each person who beneficially owns more than five percent of the common stock;

     - each of our directors;

     - the named executive officers; and

     - all directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 22,173,108 shares of common stock outstanding as of February 17, 2000, as adjusted to reflect the conversion of all outstanding
shares of preferred stock upon the closing of this offering and           shares
of common stock outstanding after completion of this offering. Fractional shares have been rounded to the nearest whole number.

     The table assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will sell up
to an aggregate of                additional shares of our common stock, and up
to           shares of common stock will be outstanding after the completion of this offering.

                                                                                PERCENTAGE OF SHARES
                                                                                    OUTSTANDING
                                                            NUMBER OF SHARES    --------------------
                                                              BENEFICIALLY       BEFORE      AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                          OWNED          OFFERING    OFFERING
---------------------------------------                     ----------------    --------    --------
Kevin M. O'Kane(2)........................................      8,403,692        37.88%
Hugh J. O'Kane, Jr.(3)....................................      7,003,692        31.57
Abbott Capital 1330 Investors I, L.P.(4)..................      4,551,709        20.53
  1330 Avenue of the Americas, Suite 2800
  New York, New York 10019
Allegra Capital Partners III, L.P.(5).....................      2,291,373        10.33
  515 Madison Avenue -- 29th Floor
  New York, New York 10022
Alf T. Hansen(6)..........................................        530,416         2.35
Jonathan H. Stern(7)......................................         87,083            *
Walter C. Teagle III(8)...................................        245,000         1.10
Peter O. Crisp(9).........................................         32,500            *
Thomas W. Hallagan(10)....................................      4,551,709        20.53
L. White Matthews(11).....................................         29,167            *
Richard W. Smith(12)......................................      2,291,373        10.33
All current directors and executive officers as a group
  (12 persons)(13)........................................     22,037,134        95.96

---------------
  *  represents beneficial ownership of less than 1%.

 (1) Unless otherwise indicated, the address for each person or entity named above is c/o Lexent Inc., Three New York Plaza, New York, New York 10004.

 (2) Includes 12,730 shares subject to options exercisable within 60 days of February 17, 2000, an aggregate 400,000 shares held in trust for Kevin O'Kane's children for which Mr. O'Kane is co-trustee and 1,400,000 shares held in trust for Hugh O'Kane's family for which Mr. O'Kane is co-trustee.

 (3) Includes 12,730 shares subject to options exercisable within 60 days of February 17, 2000, an aggregate 400,000 shares held in trust for Hugh O'Kane's children for which Mr. O'Kane is co-trustee and 1,400,000 shares held in trust for Hugh O'Kane's family for which Mr. O'Kane's wife is co-trustee.

 (4) Thomas Hallagan, one of our directors, is a general partner of Abbott Capital 1330 Investors I, L.P. Mr. Hallagan disclaims beneficial ownership of the shares held by this entity.

 (5) Includes 227,500 shares held by Allegra Capital Partners IV, L.P. Richard Smith, one of our directors, is a general partner of the general partner of each of the venture capital funds affiliated with Allegra Capital Partners. Mr. Smith disclaims beneficial ownership of the shares held by Allegra Capital Partners III, L.P. and Allegra Capital Partners IV, L.P.

 (6) Includes 150,416 shares subject to options exercisable within 60 days of February 17, 2000 and 215,000 shares subject to purchase by Mr. Hansen under the terms of his employment agreement.

 (7) All shares subject to options exercisable within 60 days of February 17, 2000.

 (8) Includes 135,000 shares subject to options exercisable within 60 days of February 17, 2000.

 (9) Includes 12,500 shares subject to options exercisable within 60 days of February 17, 2000.

(10) All shares held by Abbott Capital 1330 Investors I, L.P. Mr. Hallagan is a general partner of this venture capital fund affiliated with Abbott Capital Management and disclaims beneficial ownership of the shares held by this entity.

(11) Includes 4,167 shares subject to options exercisable within 60 days of February 17, 2000.

(12) Includes 2,063,873 shares held by Allegra Capital Partners III, L.P. and 227,500 shares held by Allegra Capital Partners IV, L.P. Mr. Smith is a general partner of the general partner of each of the venture capital funds affiliated with Allegra Capital Partners and disclaims beneficial ownership of the shares held by these entities.

(13) Includes 792,126 shares subject to options exercisable within 60 days of February 17, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately prior to the closing of this offering and effective upon the filing of our second amended and restated certificate of incorporation, our
authorized capital stock will consist of      shares of common stock, $0.001 par
value per share, and      shares of preferred stock, $0.001 par value per share.
As of February 17, 2000, after giving effect to the conversion of all outstanding redeemable convertible preferred stock into common stock upon the closing of this offering, there were outstanding 22,173,108 shares of common stock held of record by 20 stockholders.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding down, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 6,543,083 shares of common stock. See Note 10 of Notes to Consolidated Financial Statements for a description of the currently outstanding redeemable convertible preferred stock. Following the conversion, our restated certificate of incorporation will be amended and restated to delete all references to these shares of redeemable convertible preferred stock. Under our second restated certificate of incorporation, the board has the authority,
without further action by stockholders, to issue up to           shares of
preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     After this offering, the holders of 6,615,583 shares of common stock will be entitled to various rights with respect to the registration of such shares under the Securities Act due to the Registration Rights Agreement, dated as of July 23, 1998. Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registrations and are entitled, subject to limitations, to include shares in the registration. Holders representing not less than one third of the restricted shares then outstanding may require us to file a registration statement under the Securities Act with respect to their shares on two occasions, and we are required to use our best efforts to complete the registration. Further, the holders may require us to register their shares on Form S-3 when such form becomes available to us. Generally, we are required to bear all registration expenses incurred in connection with any such registrations, other than any underwriting discounts and selling commissions. These rights are subject to conditions and limitations, among them, the right of the underwriters of an offering to limit the number of shares included in a registration. Pursuant to agreements with the underwriters of this offering, the holders entitled to these various registration rights have agreed to waive such rights for 180 days following the date of this prospectus.

ANTI-TAKEOVER MEASURES

  Delaware Law

     We are governed by the provisions of Section 203 of the DGCL. In general,
Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - prior to the business combination our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of our outstanding voting stock at the time such transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned:

      -- by our officers and directors and

      -- by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

     A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a charge in our control or reducing the price that some investors might be willing to pay in the future for our common stock.

  Charter and Bylaw Provisions

     Our second restated certificate of incorporation to be effective upon consummation of the offering provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our bylaws restrict the ability of our stockholders to call a special meeting of stockholders. Our second restated certificate of incorporation also specifies that our board of directors will be classified, the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in our second restated certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

THE NASDAQ STOCK MARKET'S NATIONAL MARKET

     We have applied to list our common stock on the Nasdaq National Market under the trading symbol "LXNT."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding        shares of
common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable and transferable without restriction under the Securities Act unless purchased by our affiliates.

     The remaining        shares of common stock held by existing stockholders
are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

     As a result of the lock-up agreements, described below, and the provisions of Rules 144, 144(k) and 701 described below, these restricted shares will be available for sale in the public market as follows:

     - shares may be sold prior to 180 days from the date of this prospectus;

     - shares will have been held long enough to be sold under Rule 144 or Rule 701 beginning 181 days after the effective date of this offering
       which we expect to be                ; and

     - the remaining shares may be sold under Rule 144 or 144(k) once they have been held for the required time.

     Lock-Up Agreements. Certain of our stockholders and option holders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Credit Suisse First Boston Corporation.

     Rule 144. In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding which
       will equal approximately        shares immediately after this offering;
       or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

     Rule 144(k). However, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 discussed above.

     Rule 701. In general, under Rule 701, any of our employees, consultants or advisors who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus. Non-affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144.

Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

     Registration Rights. Upon completion of this offering, the holders of 6,615,583 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." Pursuant to agreements with underwriters of this offering, the holders entitled to registration rights agreed to waive those rights for 180 days following the date of this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

     Stock Options. Immediately after this offering, we intend to file a registration statement under the Securities Act covering approximately shares for sale upon the exercise of outstanding stock options or shares reserved for future issuance pursuant to our stock option plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market beginning 180 days after the effective date of the registration statement of which this prospectus is a part.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the underwriting
agreement dated                2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc. and Raymond James & Associates, Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Chase Securities Inc. ......................................
Raymond James & Associates, Inc. ...........................
                                                              --------
  Total.....................................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to                additional shares from us at the initial public
offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and the selling group members may allow a discount of $     per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                 PER SHARE                             TOTAL
                                      --------------------------------    --------------------------------
                                         WITHOUT             WITH            WITHOUT             WITH
                                      OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                      --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us............
Expenses payable by us..............

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     Our officers and directors and certain other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days.

     The underwriters have reserved for sale, at the initial public offering
price, up to          shares of the common stock offered hereby for employees,
directors and certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list our common stock on the Nasdaq National Market under the symbol "LXNT."

     Before this offering, there has been no public market for the common stock. The initial public offering price was determined by negotiation between the underwriters and us. The principal factors considered in determining the public offering price included the following:

     - the information set forth in this prospectus;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

A pricing committee of our board of directors established the initial public offering price following such negotiations.

     The representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of this offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that: (i) the purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, the purchaser is purchasing as principal and not as agent, and
(iii) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or these persons. All or a substantial portion of the assets of our company and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against our company or these persons in Canada or to enforce a judgment obtained in Canadian courts against our company or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors for the tax consequences of an investment in the common stock in their particular circumstances and for the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Reboul, MacMurray, Hewitt, Maynard & Kristol will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters. Simpson Thacher & Bartlett will pass upon certain legal matters for the underwriters.

                                    EXPERTS

     The consolidated financial statements of Lexent Inc. and its subsidiaries as of December 31, 1998, and 1999 and for each of the three years in the period ended December 31, 1999 have been included herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

               WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the Commission, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to our company and the common stock offered hereby, reference is made to such registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document filed as an exhibit referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. For further information, please call the SEC at 1-800-SEC-0330. In addition, registration statements and certain other filings made with the commission through its Electronic Data Gathering, Analysis and Retrieval system, including our registration statement and all exhibits and amendments to our registration statements, are publicly available through the Commission's Website at http://www.sec.gov.

     As a result of this offering we will become subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

                          LEXENT INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 1998 and
1999........................................................  F-3
Consolidated Statements of Income for the Years Ended
December 31, 1997, 1998 and 1999............................  F-4
Consolidated Statements of Cash Flows for the Years Ended
December 31, 1997, 1998 and 1999............................  F-5
Consolidated Statements of Changes in Stockholders' Equity
(Deficit) for the Years Ended December 31, 1997, 1998 and
1999........................................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Lexent Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Lexent Inc. and Subsidiaries at December 31, 1999 and December 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ PRICEWATERHOUSECOOPERS LLP

New York, New York
February 1, 2000

                          LEXENT INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1999
                                                              ------------    ------------
ASSETS:
Current Assets:
  Cash......................................................    $ 1,495         $ 1,158
  Receivables, net..........................................     26,342          48,748
  Prepaid expenses and other assets.........................        535             156
  Deferred tax asset, net...................................      1,696           2,748
                                                                -------         -------
     Total current assets...................................     30,068          52,810
                                                                -------         -------
Property and equipment, net.................................      2,087           6,180
Other assets................................................        154             545
                                                                -------         -------
     Total assets...........................................    $32,309         $59,535
                                                                =======         =======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):
Current Liabilities:
  Accounts payable..........................................    $ 5,369         $ 8,434
  Accrued liabilities.......................................      4,149           9,700
  Income taxes payable......................................      3,076           5,711
  Billings in excess of costs and estimated earnings on
     uncompleted projects...................................        306           1,084
  Notes payable to bank.....................................      4,500              --
  Subordinated notes payable to stockholder.................      1,582           1,582
  Equipment and capital lease obligations...................        384           1,014
  Due to related parties....................................         11             432
                                                                -------         -------
     Total current liabilities..............................     19,377          27,957
                                                                -------         -------
Subordinated notes payable to stockholders..................      7,114           5,533
Notes payable to banks......................................         --           8,841
Equipment and capital lease obligations.....................        405           1,842
                                                                -------         -------
     Total liabilities......................................     26,896          44,173
                                                                -------         -------
Commitments and contingencies
Redeemable convertible preferred stock at stated liquidation preference of $2.131 per share at 1998 and $2.2553 per
  share at 1999, $.001 par value, 5,538,458 shares
  authorized, issued and outstanding........................     11,801          12,491
                                                                -------         -------
Stockholders' equity (deficit):
  Common stock, $.001 par value, 44,461,542 shares
     authorized, 15,144,400 and 15,279,400 shares
     outstanding at 1998 and 1999, respectively.............         15              16
  Additional paid-in capital................................      1,804           2,496
  Retained earnings (accumulated deficit)...................     (8,207)            359
                                                                -------         -------
     Total stockholders' equity (deficit)...................     (6,388)          2,871
                                                                -------         -------
     Total liabilities and stockholders' equity.............    $32,309         $59,535
                                                                =======         =======

          See accompanying notes to consolidated financial statements.

                          LEXENT INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1997       1998        1999
                                                              -------    -------    --------
Revenues....................................................  $53,718    $70,959    $150,862
Cost of revenues............................................   43,226     56,497     120,750
General, administrative and marketing expenses..............    6,992      7,945      11,750
                                                              -------    -------    --------
Operating income............................................    3,500      6,517      18,362
Interest expense............................................    1,151      1,143       1,104
Other expense, net..........................................        9        166          27
                                                              -------    -------    --------
Income before income taxes..................................    2,340      5,208      17,231
Provision for income taxes..................................      151      1,380       7,975
                                                              -------    -------    --------
Net income..................................................  $ 2,189    $ 3,828    $  9,256
                                                              =======    =======    ========
Net income per share:
  Basic.....................................................  $  0.14    $  0.23    $   0.57
                                                              =======    =======    ========
  Diluted...................................................  $  0.14    $  0.22    $   0.42
                                                              =======    =======    ========
Weighted average common shares outstanding:
  Basic.....................................................   15,144     15,144      15,147
                                                              =======    =======    ========
  Diluted...................................................   15,144     17,593      21,862
                                                              =======    =======    ========
Pro forma information (unaudited):
  Income before income taxes................................  $ 2,340    $ 5,208
  Pro forma provision for income taxes......................    1,053      2,344
                                                              -------    -------
  Pro forma net income......................................  $ 1,287    $ 2,864
                                                              =======    =======
Pro forma net income per common share (unaudited):
  Basic.....................................................  $  0.08    $  0.16    $   0.43
                                                              =======    =======    ========
  Diluted...................................................  $  0.08    $  0.16    $   0.41
                                                              =======    =======    ========
Pro forma weighted average common shares outstanding:
  Basic.....................................................   15,144     18,016      21,690
                                                              =======    =======    ========
  Diluted...................................................   15,144     18,016      22,578
                                                              =======    =======    ========

          See accompanying notes to consolidated financial statements.

                          LEXENT INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1997        1998        1999
                                                              -------    --------    --------
Cash flows from operating activities:
  Net income................................................  $ 2,189    $  3,828    $  9,256
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Provision for uncollectible amounts, net................     (102)      1,096       1,812
    Depreciation and amortization...........................      510         779       1,495
    Loss on disposition of assets...........................       --          42          71
    Stock option compensation expense.......................       --          --          43
    Provision for deferred taxes............................       --      (1,696)     (1,052)
    Changes in working capital items:
       Accounts receivable including unbilled receivables
         and costs of uncompleted projects..................    1,924     (13,854)    (24,218)
       Prepaid expenses and other assets....................     (244)         (1)        (12)
       Accounts payable.....................................      962         658       3,065
       Accrued liabilities..................................      433       2,613       5,464
       Income taxes payable.................................     (147)      3,012       3,304
       Billings in excess of costs and estimated earnings on
         uncompleted projects...............................     (947)        110         778
                                                              -------    --------    --------
         Net cash provided by (used in) operating
           activities.......................................    4,578      (3,413)          6
                                                              -------    --------    --------
Cash flows from investing activities:
  Acquisitions of property, plant and equipment, net of
    equipment loans and capital leases......................     (414)       (910)     (2,908)
                                                              -------    --------    --------
         Net cash used in investing activities..............     (414)       (910)     (2,908)
                                                              -------    --------    --------
Cash flows from financing activities:
  Proceeds from issuance of convertible preferred stock.....       --      11,500          --
  Proceeds from stock options exercised.....................       --          --          68
  Issuance costs of convertible preferred stock.............       --        (339)         --
  Proceeds from subordinated notes payable to
    shareholders............................................       --         388          --
  Repayment of subordinated notes payable to shareholder....       --      (1,902)     (1,581)
  Borrowings under revolving credit agreement...............      100          --       8,841
  Repayment of notes payable to bank........................       --          --      (4,500)
  Dividends and distributions to common shareholders........     (212)     (5,138)         --
  Net borrowings from (payments to) related parties.........   (3,022)       (599)        421
  Repayment of equipment loans and capital leases...........     (243)       (404)       (684)
                                                              -------    --------    --------
         Net cash provided by (used in) financing
           activities.......................................   (3,377)      3,506       2,565
                                                              -------    --------    --------
Net increase (decrease) in cash.............................      787        (817)       (337)
Cash at beginning of year...................................    1,525       2,312       1,495
                                                              -------    --------    --------
Cash at end of year.........................................  $ 2,312    $  1,495    $  1,158
                                                              =======    ========    ========
Supplemental cash flow information:
  Cash paid for:
    Interest................................................  $   518    $  1,626    $  1,009
    Income taxes............................................      288         252       3,532
Supplemental disclosures of noncash investing and financing
  activities:
  Property, plant and equipment additions financed by
    equipment loans and capital leases......................  $   423    $    443    $  2,751
  Note payable issued to acquire treasury stock.............   10,210          --          --
  Cancellation of treasury shares due to merger.............       --       8,818          --
  Adjustment to common shares due to merger.................       --          85          --
  Distributions to common shareholders included in due to
    related parties.........................................      238          --          --
  Accrued dividends on preferred shares.....................       --         301         690
  Tax benefit from exercise of nonqualified stock options...       --          --         582

          See accompanying notes to consolidated financial statements.

                          LEXENT INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                   STOCKHOLDERS' EQUITY
                              # SHARES                   ------------------------------------------------------------------------
                             REDEEMABLE    REDEEMABLE                                       RETAINED
                             CONVERTIBLE   CONVERTIBLE   # SHARES            ADDITIONAL     EARNINGS     TREASURY       TOTAL
                              PREFERRED     PREFERRED     COMMON    COMMON    PAID-IN     (ACCUMULATED    STOCK,    STOCKHOLDERS'
                                STOCK         STOCK       STOCK     STOCK     CAPITAL       DEFICIT)     AT COST       EQUITY
                             -----------   -----------   --------   ------   ----------   ------------   --------   -------------
Balance January 1, 1997....        --        $    --      15,144     $100      $   --       $ 3,786      $   (91)     $  3,795
Purchase of common stock
  (14.5 shares)............        --             --          --       --          --        (1,483)      (8,727)      (10,210)
Distributions to common
  stockholders.............        --             --          --       --          --          (450)          --          (450)
Net income.................        --             --          --       --          --         2,189           --         2,189
                                -----        -------      ------     ----      ------       -------      -------      --------
Balance at December 31,
  1997.....................        --        $    --      15,144     $100      $   --       $ 4,042      $(8,818)     $ (4,676)
Conversion of Hugh O'Kane
  Electric Co. Inc. common
  shares into Lexent Inc.
  common shares............        --             --          --      (85)         --            85           --            --
Cancellation of treasury
  stock due to merger of
  Hugh O'Kane Electric Co.
  Inc. into Lexent Inc.....        --             --          --       --          --        (8,818)       8,818            --
Dividends declared to
  common stockholders......        --             --          --       --          --        (4,900)          --        (4,900)
Net income January 1, 1998
  through July 23, 1998....        --             --          --       --          --         1,804           --         1,804
Transfer of undistributed
  retained earnings to
  additional paid-in
  capital upon termination
  of S Corporation
  election.................        --             --          --       --       1,804        (1,804)          --            --
Issuance of 5,538,458
  redeemable convertible
  preferred shares at
  $2.07639 per share.......     5,538         11,500          --       --          --            --           --            --
Cost of issuing preferred
  shares...................        --             --          --       --          --          (339)          --          (339)
Dividends accrued on
  preferred shares.........        --            301          --       --          --          (301)          --          (301)
Net income July 24, 1998
  through December 31,
  1998.....................        --             --          --       --          --         2,024           --         2,024
                                -----        -------      ------     ----      ------       -------      -------      --------
Balance at December 31,
  1998.....................     5,538        $11,801      15,144     $ 15      $1,804       $(8,207)     $    --      $ (6,388)
Issuance of 135,000 common
  shares...................        --             --         135        1          67            --           --            68
Tax benefit from exercise
  of nonqualified stock
  options..................        --             --          --       --         582            --           --           582
Stock option compensation
  expense..................        --             --          --       --          43            --           --            43
Dividends accrued on
  preferred shares.........        --            690          --       --          --          (690)          --          (690)
Net income.................        --             --          --       --          --         9,256           --         9,256
                                -----        -------      ------     ----      ------       -------      -------      --------
Balance at December 31,
  1999.....................     5,538        $12,491      15,279     $ 16      $2,496       $   359      $    --      $  2,871
                                =====        =======      ======     ====      ======       =======      =======      ========

          See accompanying notes to consolidated financial statements.

                          LEXENT INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  FORMATION OF COMPANY

     Lexent Inc. ("Lexent"), formerly named National Network Technologies, Inc., was incorporated in Delaware in January 1998. Its wholly owned subsidiary, Hugh O'Kane Electric Co. LLC ("HOK LLC") was formed in June 1998. On July 16, 1998, Hugh O'Kane Electric Co., Inc. ("HOK Inc.") issued dividends aggregating $4.9 million in the form of promissory notes to its two principal common stockholders. On July 22, 1998, HOK Inc. was merged with and into Lexent, and Lexent issued 15,144,400 shares of common stock to the stockholders of the former HOK Inc. In addition on such date, substantially all of the assets of Lexent were contributed to HOK LLC, and HOK LLC assumed all of the obligations of the former HOK Inc. The merger was accounted for in a manner similar to a pooling of interests since all entities were under common control. Accordingly, HOK LLC recorded the assets and liabilities of HOK Inc. at their historical book values, and HOK LLC's results of operations have been presented as if the merger had occurred at the beginning of the earliest period presented.

     On July 23, 1998, Lexent sold 5,538,458 shares of preferred stock for cash proceeds of $11.5 million, and used 4.9 million of such proceeds to pay dividends to common stockholders and $2.6 million to pay portions of promissory notes to stockholders, with the balance of $4.0 million retained for general corporate purposes.

     Lexent's wholly owned subsidiary, National Network Technologies LLC ("NNT LLC") was formed in August 1998. Lexent, HOK LLC and NNT LLC are together referred to herein as "the Company".

  DESCRIPTION OF BUSINESS

     The Company provides outsourced local telecommunications network services to telecommunications companies by supplying expertise and resources to enable its customers to build and connect their networks to other telecommunications companies and individual end users. Certain projects whose duration is expected to exceed 90 days may be structured with milestone events that dictate the timing of payments, and customers for these projects may withhold 10% from each billing until after the project has been completed and satisfactorily accepted.

     The Company operates in cities in the Northeast and MidAtlantic regions, including Baltimore, Boston, Newark, New York, Philadelphia, Stamford and Washington, D.C. For the year 1999, a majority of revenues was earned from services provided in the New York metropolitan region, including New York City, New Jersey, Long Island and Westchester County.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Lexent and its wholly-owned subsidiaries, HOK LLC and NNT LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

  REVENUE AND COST RECOGNITION

     The Company's services are performed under unit price, fixed price, cost-plus-fee, or time and materials agreements. For projects whose duration is expected to be 90 days or less, revenues and related costs are recognized using the completed contract method. Under this method, revenues and costs are recognized when the project has been completed.

     For projects whose duration is expected to exceed 90 days, revenues are recognized using the percentage-of-completion method. Under the percentage-of-completion method, in each period revenues are recognized based on a comparison of the costs incurred for each project to the currently estimated

                          LEXENT INC. AND SUBSIDIARIES
total costs to be incurred for the project. Accordingly, the revenue recognized in a given period depends on the costs incurred for individual projects through that period and currently estimated total remaining costs to complete the individual projects. If in any period the estimates of the total remaining costs to complete a project are significantly increased, very little or no additional revenue may be recognized with respect to that project. Project costs include all direct material, equipment, and labor costs and allocated indirect costs related to project performance, such as fringe benefits, payroll taxes, depreciation, maintenance, supplies, and small tools.

     Revenues from cost-plus-fee projects are recognized on the basis of costs incurred during the period plus the fee earned.

     General, administrative and marketing costs are charged to expense as incurred. Provisions for estimated losses on projects are made in the period in which such losses are determined.

  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is calculated on the straight-line basis and accelerated methods over the estimated useful lives of the assets. Useful lives of property and equipment are as follows: motor vehicles - 5 years, tools and equipment - 7 years, furniture, office and computer equipment - 5 years, leasehold improvements - lesser of 3 years or duration of lease. Expenditures for repairs and maintenance are expensed as incurred; expenditures for major renewals and betterments are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in current operations. Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The Company capitalizes the costs of purchased software and amortizes such costs over its estimated useful life of three years. Management does not believe that there are any material impairments at December 31, 1999.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates relate to realizability of accounts receivable including unbilled receivables and costs of uncompleted projects, percentages of completion of projects in progress, contracts, property and equipment and accrued expenses. Actual results could differ from those estimates.

  INCOME TAXES

     The Company recognizes deferred income taxes for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                          LEXENT INC. AND SUBSIDIARIES

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 permits entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period or allows entities to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Under APB No. 25 compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price, with pro forma net income disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying amounts reported for the equipment obligations approximate fair value because the underlying instruments earn interest at rates comparable to current terms offered to the Company for instruments of similar risk. The carrying amounts reported for the notes payable to banks approximate fair value because the interest rate on such notes fluctuates with the prime rate. The fair values of subordinated notes payable to stockholders are not estimable due to their related party nature.

  SEGMENT REPORTING

     All of the Company's business activities are aggregated into one reportable segment given the similarities of economic characteristics between the activities and the common nature of the Company's services and customers.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires entities to capitalize certain cost related to internal-use software once certain criteria have been met. In April 1998, the same committee issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. These standards are effective for the first quarter of the year 1999. The adoption of these standards did not have a material effect on our consolidated financial statements.

  NET INCOME PER SHARE

     Basic net income per share is computed by dividing net income (after deducting dividends accrued on preferred stock) by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of other securities by assuming the redeemable convertible preferred stock had been converted into common stock as of the later of the date of issuance of the preferred stock or the beginning of the fiscal period presented at the conversion rates that would have been in effect at such dates (and without deducting from net income dividends accrued on preferred stock), and by including the dilutive effect of outstanding stock options in the weighted average number of common

                          LEXENT INC. AND SUBSIDIARIES
shares outstanding for each period. Options granted in 1998 were anti-dilutive and are therefore excluded from the calculation below. Details of the calculation are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1997      1998      1999
                                                           ------    ------    ------
                                                             (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
NET INCOME PER SHARE -- BASIC:
Net Income...............................................  $2,189    $3,828    $9,256
Less: preferred dividends................................      --      (301)     (690)
                                                           ------    ------    ------
Net income available to common shareholders..............  $2,189    $3,527    $8,566
                                                           ======    ======    ======
Weighted average shares -- basic.........................  15,144    15,144    15,147
                                                           ======    ======    ======
Net Income per share -- basic............................  $ 0.14    $ 0.23    $ 0.57
                                                           ======    ======    ======
NET INCOME PER SHARE -- DILUTED:
Net Income...............................................  $2,189    $3,828    $9,256
                                                           ======    ======    ======
Weighted average shares outstanding......................  15,144    15,144    15,147
Assumed conversion of preferred stock as of the later of
  the date of issuance of the preferred stock or the
  beginning of the fiscal period presented at the
  conversion rates that would have been in effect at such
  dates..................................................      --     2,448     5,827
Dilutive effect of stock options.........................      --        --       888
                                                           ------    ------    ------
Weighted average shares -- diluted.......................  15,144    17,593    21,862
                                                           ======    ======    ======
Net income per share -- diluted..........................  $ 0.14    $ 0.22    $ 0.42
                                                           ======    ======    ======

  RECLASSIFICATIONS

     Certain prior period amounts have been reclassified to conform to the current year presentation.

  PRO FORMA INFORMATION -- (UNAUDITED)

     Pro forma information included in the consolidated statements of income for the years 1997 and 1998 reflects the pro forma effect of providing income taxes on previously untaxed subchapter "S" income before taxes. This pro forma effect is calculated assuming a 45% effective tax rate.

     Pro forma information for the years 1998 and 1999 reflects the pro forma effect of the conversion of redeemable convertible preferred stock into common stock upon the consummation of the Company's initial public offering at the conversion rate of 1.1814 shares of common stock for each share of redeemable convertible preferred stock. The pro forma basic and diluted weighted average share

                          LEXENT INC. AND SUBSIDIARIES
calculations reflect the conversion of redeemable convertible preferred stock at the later of the beginning of the period presented or the date of issuance of the redeemable convertible preferred stock, at such conversion rate. The calculation of pro forma basic and diluted income per share after giving effect to the foregoing assumptions is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1997      1998      1999
                                                           ------    ------    ------
                                                             (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
PRO FORMA NET INCOME PER SHARE -- BASIC:
Pro forma net income.....................................  $1,287    $2,864    $   --
                                                           ------    ------    ------
Actual net income........................................  $   --    $   --    $9,256
                                                           ======    ======    ======
Weighted average shares - actual.........................  15,144    15,144    15,147
Assumed conversion of preferred stock at 1.1814 common
  shares for each share of redeemable convertible
  preferred stock........................................      --     2,872     6,543
                                                           ------    ------    ------
Pro forma weighted average shares -- basic...............  15,144    18,016    21,690
                                                           ======    ======    ======
Pro forma net income per share -- basic..................  $ 0.08    $ 0.16    $ 0.43
                                                           ======    ======    ======
PRO FORMA NET INCOME PER SHARE -- DILUTED:
Adjustments to basic weighted average shares for
  outstanding options....................................      --        --       888
                                                           ------    ------    ------
Pro forma weighted average shares -- diluted.............  15,144    18,016    22,578
                                                           ======    ======    ======
Pro forma net income per share -- diluted................  $ 0.08    $ 0.16    $ 0.41
                                                           ======    ======    ======

2. RECEIVABLES, NET

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1998            1999
                                                             ------------    ------------
                                                                    (IN THOUSANDS)
Accounts receivable -- billed to customers.................    $18,567         $30,226
Unbilled receivables on completed projects accounted for
  under the completed contract method......................      3,883           4,908
Costs and estimated earnings in excess of billings on
  projects accounted for under the percentage-of-completion
  method...................................................      1,832           3,858
Unbilled receivables on cost-plus contracts................         --           6,066
Costs of uncompleted projects accounted for under the
  completed contract method................................      3,116           6,138
Retainage..................................................        734           1,154
                                                               -------         -------
                                                                28,132          52,350
Less: allowance for uncollectible amounts..................     (1,790)         (3,602)
                                                               -------         -------
                                                               $26,342         $48,748
                                                               =======         =======

     For the years ended December 31, 1997, 1998 and 1999 the Company's provision for uncollectible amounts were $0.5 million, $1.6 million and $2.4 million, respectively. The amounts written off against the provision for those years were $0.6 million, $0.5 million and $0.6 million, respectively.

     Amounts retained by customers related to projects which are progress-billed may be outstanding for periods that exceed one year.

                          LEXENT INC. AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1998            1999
                                                             ------------    ------------
                                                                    (IN THOUSANDS)
Motor vehicles.............................................    $ 2,672         $ 5,069
Tools and equipment........................................        846           2,171
Office equipment and furniture.............................        205             640
Computer equipment.........................................        336           1,059
Leasehold improvements.....................................        179             363
Purchased software.........................................        167             383
                                                               -------         -------
  Property, plant and equipment............................      4,405           9,659
Less: accumulated depreciation and amortization............     (2,318)         (3,479)
                                                               -------         -------
  Property, plant and equipment, net.......................    $ 2,087         $ 6,180
                                                               =======         =======

     Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 was $0.5 million, $0.8 million, and $1.5 million, respectively. Accumulated amortization at December 31, 1999 included $0.1 million related to capitalized leases -- see Note 9 of Notes to Consolidated Financial Statements for further information.

4. NOTES PAYABLE AND OTHER FINANCING ARRANGEMENTS

     At December 31, 1999, the Company had notes payable to banks aggregating $8.8 million under a $12.5 million collateralized revolving credit facility, with substantially all assets of the Company pledged as collateral. The credit facility expires in June 2002. Borrowings bear interest at the banks' prime rate plus 0.25% (8.75% at December 31, 1999). The Company must meet certain covenants related to earnings and interest coverage. In addition, the credit agreement prohibits the Company from declaring or paying dividends, incurring additional indebtedness other than for equipment obtained in the ordinary course of business, and making acquisitions of other businesses in excess of $250,000 in any calendar year. The bank loans are partially guaranteed by the Company's two principal common stockholders up to a maximum of $1.5 million each. As of December 31, 1999, the Company was in compliance with all covenants under the credit agreement.

     At December 31, 1998 the Company had two unsecured notes payable to a bank aggregating $4.5 million. The notes were guaranteed by the Company's common stockholders and bore interest at the bank's prime rate (7.75% at December 31, 1998). The notes were repaid in June 1998 from proceeds of the collateralized revolving credit facility mentioned above.

     At December 31, 1998 and 1999, the Company had $0.8 million and $2.2 million, respectively, of installment loans payable, primarily related to its fleet of vehicles. Of those amounts, $0.4 million and $0.7 million, respectively, were classified as current, with the balance classified as noncurrent. The loans bear interest at rates ranging between 1.9% and 9.5%, have terms averaging three years, and are collateralized by the vehicles.

     At December 31, 1999 the Company had $0.7 million of capital lease obligations. See Note 9 of Notes to Consolidated Financial Statements for further information.

                          LEXENT INC. AND SUBSIDIARIES

     The following are the maturities of long-term debt (excluding capitalized lease obligations) for each of the next five years:

                       MATURITY                              AMOUNT
                       --------                          --------------
                                                         (IN THOUSANDS)
2000...................................................     $   714
2001...................................................         620
2002...................................................       9,372
2003...................................................         287
2004...................................................          43
                                                            -------
                                                            $11,036
                                                            =======

5. SUBORDINATED NOTES PAYABLE TO STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

  SUBORDINATED NOTES PAYABLE TO STOCKHOLDERS

     On January 1, 1997, the Company repurchased common shares owned by a stockholder and issued a subordinated promissory note in the amount of $10.2 million. The note bears interest at the rate of 6%. The first payment on the note was made on July 23, 1998, at which time $1.5 million plus accrued interest was paid. The remaining balance is payable in twenty-two quarterly installments of $0.4 million plus accrued interest starting October 1, 1998, with the final payment due on January 1, 2004. As of December 31, 1998 and 1999, the outstanding principal balance of the note was $8.3 million and $6.7 million, respectively, of which $1.6 million is classified as current at both dates, and the balance is classified as non-current. The note is subordinated to all senior debt.

     As of December 31, 1999, the Company also had outstanding subordinated promissory notes payable to its two principal common stockholders in the aggregate amount of $0.4 million, which are classified as non-current. The notes bear interest at 6% and are subordinated to all senior debt. Payment of principal and interest on these notes is not permitted under the Company's bank credit agreement.

 RELATED PARTY TRANSACTIONS

     The Company leases several premises from entities which are owned by its principal common stockholders. Prior to 1998, the Company paid rent based on an informal arrangement with the stockholders. Such rent was insignificant for calendar year 1997. During 1998, the Company entered into a formal lease agreement for these premises. Annual rentals for office and warehouse premises at 88-90 White Street, New York, NY are $0.3 million for calendar years 1998 through 2001, and $0.4 million for calendar year 2002. Annual rentals for office and warehouse premises in South Plainfield, NJ are $0.1 million for the twelve-month periods April through March, commencing April 1998 through March 2008. At December 31, 1998 amounts payable by the Company to the foregoing related entities aggregated $0.1 million. Such amounts were paid during 1999.

     Periodically the Company's principal common stockholders advance money to the Company for its operating needs, and periodically the Company makes repayments of such advances. At December 31, 1998 a common stockholder owed the Company $0.1 million. At December 31, 1999, the amounts owed by the Company to its two principal common stockholders aggregated $0.2 million. At December 31, 1998, such amounts were insignificant. Such amounts bear interest at the rate of 6%, are not subordinated, and are classified as current because there are no formal repayment terms.

     During 1998 and 1999, the Company purchased services for total costs of $0.5 million and $1.4 million, respectively, from Metro Design Systems, Inc. ("MDS"), an entity which was owned by the

                          LEXENT INC. AND SUBSIDIARIES

Company's principal common stockholders and a director of the Company. During 1997 such purchased services were insignificant. In September 1999, the Company acquired the plant and equipment, trade name, and goodwill of MDS for a purchase price of $0.2 million which was paid in cash. As of December 31, 1999 amounts payable by the Company to MDS amounted to $0.2 million.

     On July 20, 1998 the Company agreed to provide a former officer, who is currently a common stockholder, with a new automobile every three years and lifetime medical, dental and life insurance benefits consistent with his then-existing coverage, while he remains a stockholder of the Company. Costs incurred for such benefits are charged to expense as incurred, and were insignificant for the years 1998 and 1998. The Company has also agreed to pay its founder a pension of $0.1 million per year for life.

     Interest expense incurred by the Company from related parties during the years 1997, 1998 and 1999 amounted to $0.8 million, $0.6 million and $0.5 million, respectively. Accrued interest payable to related parties as of December 31, 1998 and 1999 was $0.1 million.

6. RETIREMENT PLANS AND 401K SAVINGS PLAN

     Until December 31, 1998, the Company had two noncontributory, defined contribution pension plans and a defined benefit pension plan covering all employees who are not subject to collective bargaining agreements. Contributions from the Company were accrued and funded annually. Those plans were terminated as of December 31, 1998, and the assets were distributed to the participants in January 1999. No pension expense was recorded for the year ended December 31, 1998, because the plans were fully funded at termination.

     Effective January 1, 1999, the Company adopted The Vanguard Group Prototype 401(k) Savings Plan, covering all employees who are not subject to collective bargaining agreements. Each covered employee is eligible to become a participant, and may contribute up to 15% of salary on a tax-deferred basis. The Company contributes 3% of each covered employee's salary up to the maximum annual amount permitted by IRS regulations. The Company's contributions vest ratably over the employees' first five years of service. For the year ended December 31, 1999, $0.2 million was charged to expense for the 401(k) plan.

7. INCOME TAXES

     The Company files a consolidated federal income tax return with its subsidiaries. The provision for income taxes consists of:

                                                         DECEMBER 31,
                                                  ---------------------------
                                                   1997      1998       1999
                                                  ------    -------    ------
                                                        (IN THOUSANDS)
Current:
  Federal.......................................  $   --    $ 2,099    $7,950
  State and local...............................     151        977     2,360
Deferred........................................      --     (1,696)   (2,338)
                                                  ------    -------    ------
Provision for income taxes......................  $  151    $ 1,380    $7,975
                                                  ======    =======    ======

     In July 1998, the Company's tax status was changed from an S corporation to a C corporation in connection with the transactions described in Note 1 of Notes to Consolidated Financial Statements. The difference between the expected federal income tax provision calculated using statutory rates and the actual provision recorded for the year ended December 31, 1998 is due principally to the effect of the

                          LEXENT INC. AND SUBSIDIARIES

Company's change in tax status, the allowance for uncollectible amounts, depreciation and amortization, deferred costs on uncompleted projects and certain accrued liabilities.

     The components of deferred tax assets and liabilities are as follows:

                                                               DECEMBER 31,
                                                             ----------------
                                                              1998      1999
                                                             ------    ------
                                                              (IN THOUSANDS)
Deferred tax assets:
  Allowance for uncollectible amounts......................  $  498    $1,669
  Deferred costs on uncompleted projects...................     643       858
  Accrued liabilities......................................     558       340
                                                             ------    ------
     Total deferred tax assets.............................   1,699     2,867
                                                             ------    ------
Deferred tax liability:
  Depreciation and amortization............................       3       119
                                                             ------    ------
Net deferred tax asset.....................................  $1,696    $2,748
                                                             ======    ======

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income, management believes it is more likely than not that the Company will realize the deferred tax assets. As such, no valuation allowance was established during the years 1998 or 1999.

     A reconciliation of statutory federal income tax expense on the earnings from continuing operations is as follows:

                                                     1997      1998     1999
                                                    ------    ------    -----
Federal statutory rate applied to pre-tax
  income..........................................   34.00%    34.00%   35.00%
State taxes, net of federal benefit...............   11.39     11.46    10.40
Tax effect of non-deductible items................    3.39      2.39     0.88
Effect on income from S corporation years.........  (39.41)   (22.65)      --
                                                    ------    ------    -----
Total tax provision...............................    9.37%    25.20%   46.28%
                                                    ======    ======    =====

8. CONTINGENCIES

     From time to time, the Company is involved in various lawsuits and legal proceedings which arise in the ordinary course of business. In addition, in August 1999, a former employee filed a charge of employment discrimination against the Company with the New York State Division of Human Rights and the Equal Employment Opportunity Commission and has been granted a right to sue in federal court. If suit is brought, Company's management is prepared to defend this claim vigorously. The Company believes that the resolution of these matters will not have a material impact on the Company's financial position, results of operations or liquidity.

9. LEASE COMMITMENTS

     The Company leases equipment, motor vehicles and real estate (other than real estate leased from related parties referred to in Note 5 of the Notes to Consolidated Financial Statements) under leases accounted for as operating leases for lease terms ranging from one to nine years. Total rent expense amounted to $0.4 million, $0.8 million and $1.8 million for the years ended December 31, 1997, 1998 and

                          LEXENT INC. AND SUBSIDIARIES

1999, respectively. Future minimum lease payments under operating leases as of December 31, 1999 are as follows:

                                                             AMOUNT
                                                         --------------
                                                         (IN THOUSANDS)
2000...................................................      $1,625
2001...................................................       1,427
2002...................................................       1,230
2003...................................................         670
2004...................................................         495
After 2004.............................................         354
                                                             ------
                                                             $5,801
                                                             ======

     During 1999, the Company leased computer equipment under capital leases. As of December 31, 1999, the asset balance of such capital leases was $0.8 million, and accumulated amortization was $0.1 million. The weighted average interest rate for capitalized leases is 6.5%. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1999:

                                                             AMOUNT
                                                         --------------
                                                         (IN THOUSANDS)
2000...................................................       $300
2001...................................................        291
2002...................................................        167
                                                              ----
Total minimum lease payments...........................        758
Less: amount representing interest.....................         97
                                                              ----
Present value of net minimum lease payments............       $661
                                                              ====

10. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     On July 23, 1998, Lexent sold 5,538,458 shares of redeemable convertible preferred stock for proceeds of $11.5 million. Costs of $0.3 million incurred in connection with issuing such preferred stock were charged to stockholders' equity. The preferred stock is entitled to cumulative dividends at the rate of 6% per annum. At the option of the holders, dividends may be paid in the form of additional value of preferred stock or in cash. Dividends are payable in cash in the event of liquidation or redemption. The preferred stock is convertible into common stock at a conversion rate which increases to give effect to cumulative accrued dividends. For the years ended December 31, 1998 and 1999, dividends have been accrued as additional value of preferred stock in the amounts of $0.3 million and $0.7 million, respectively, offset by a charge to retained earnings (accumulated deficit).

     Conversion is automatic upon the closing of a public offering of common stock. If not otherwise converted into common stock, the preferred stock is redeemable over a three-year period at the option of the holders beginning July 23, 2003, or under certain circumstances, beginning July 23, 2001.

     The holders of the preferred stock have agreed that in the event a public offering of common stock is consummated, preferred dividends accrued through December 31, 1998 will be paid in the form of additional value of preferred stock, and preferred dividends accrued from January 1, 1999 through date of conversion will be paid in cash. Accordingly, assuming a public offering of common stock is consummated, the conversion rate will be 1.1814 shares common share for each share of preferred stock.

                          LEXENT INC. AND SUBSIDIARIES

11. STOCK OPTIONS AND AWARDS

     The Company has adopted a Stock Option and Restricted Stock Purchase Plan, pursuant to which up to 5,800,000 common shares are available for option grants. Stock options granted under the plan may be incentive stock options or nonqualified stock options and are exercisable for up to ten years following the date of grant. Vesting provisions are determined by the Board of Directors on a case by case basis. Options granted become exercisable over periods ranging from immediately to up to four years after the date of grant.

     In July 1998, the Company issued 110,000 nonqualified options to an outside director as a finder's fee in connection with the Company's sale of preferred stock in July 1998. The fair value of the options at the date of grant was $0.2 million. The options vested immediately. Accordingly, the Company recorded a charge to retained earnings of $0.2 million in 1998 as a cost of issuing the preferred stock.

     In September 1998, the Company issued 50,000 options to an outside director. The vesting period of such options was 50% after the first year, with the balance vesting over the next three years. For options issued to outside directors, the Company's policy is to charge compensation expense over the vesting period in an amount equal to the fair value of the options at grant date as determined by the Board of Directors. For the years ended December 31, 1998 and 1999, such charge to compensation expense was immaterial.

     Stock option transactions are summarized below:

                                                                                 WEIGHTED
                                                                               AVERAGE FAIR
                                                                                 VALUE OF
                                                                WEIGHTED          COMMON
                                                NUMBER OF       AVERAGE        STOCK AT DATE
                                                 SHARES      EXERCISE PRICE      OF GRANT
                                                ---------    --------------    -------------
Outstanding at December 31, 1997..............         --           --
  Granted.....................................    380,000        $0.50             $0.50
  Exercised or canceled.......................         --           --
Outstanding at December 31, 1998..............    380,000        $0.50
  Granted.....................................  2,116,500        $3.90             $3.90
  Exercised...................................   (135,000)       $0.50
  Canceled....................................         --           --
                                                ---------
Outstanding at December 31, 1999..............  2,361,500        $3.54
                                                =========

     The following table summarizes options outstanding and exercisable at December 31, 1999:

                               OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                  ---------------------------------------------   ----------------------------
                                   WEIGHTED         WEIGHTED                       WEIGHTED
   RANGE OF         NUMBER         AVERAGE          AVERAGE         NUMBER         AVERAGE
EXERCISE PRICES   OUTSTANDING   REMAINING LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------   -----------   --------------   --------------   -----------   --------------
 $0.50 - $1.52     1,661,500          9.1            $ 0.83         377,083         $ 0.74
        $10.00       700,000         10.0            $10.00         200,000         $10.00
                   ---------                                        -------
                   2,361,500                         $ 3.54         577,083         $ 3.95
                   =========                                        =======

     For option grants to employees, the Company's policy is to grant options with an exercise price equal to the fair value per share of the underlying common stock at grant date, as determined by the Board of Directors. Accordingly, the Company is not required to record compensation expense in connection with grants of stock options to employees. If compensation expense had been determined based on the fair value of the options at grant date, consistent with the Black-Scholes option pricing methodology, the

                          LEXENT INC. AND SUBSIDIARIES

Company's net income for the year ended December 31, 1999 would have decreased by approximately $0.2 million. In making that calculation, the following assumptions were used:

Expected volatility factor..........................   74.13%
Risk-free interest rate.............................    6.04%
Expected life:......................................  4 years
Expected dividend rate..............................       0%

     For purposes of pro forma disclosures, the estimated fair value of options at grant date is amortized to pro forma expense over the options' vesting period. Pro forma information for the year ended December 31, 1999 is as follows:

                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income:
  As reported................................                   $9,256
  Pro forma..................................                   $9,063
Basic and diluted net income per share as
  reported:
  Basic......................................                   $ 0.57
  Diluted....................................                   $ 0.42
Basic and diluted pro forma net income per
  share:
  Basic......................................                   $ 0.55
  Diluted....................................                   $ 0.41

12. ACCRUED LIABILITIES

     Accrued liabilities are comprised of:

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1998        1999
                                                                ------      ------
                                                                  (IN THOUSANDS)
Accrued payroll and related items...........................    $2,704      $5,265
Accrued project costs.......................................       439       1,844
Other.......................................................     1,006       2,591
                                                                ------      ------
     Total..................................................    $4,149      $9,700
                                                                ======      ======

13. CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to credit risk consist primarily of cash and trade receivables.

     Cash balances may, at times, exceed amounts covered by FDIC insurance. The Company believes that it mitigates its risk by depositing cash balances with high quality financial institutions that it believes are financially sound. Recoverability is dependent upon the performance of the institution.

     Trade receivables are primarily short-term receivables from competitive local exchange carriers and generally well known contracting companies. To reduce credit risk, the Company performs credit evaluations of its customers but does not generally require collateral and, therefore, the majority of its trade receivables are unsecured. Credit risk is affected by conditions within the economy. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

                          LEXENT INC. AND SUBSIDIARIES

     The Company believes concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across geographic areas. For the year 1997, the Company had revenues from two separate customers, which comprised 21.2% and 10.3% of the Company's total revenues. At December 31, 1997, accounts receivable from these customers totaled $3.2 million and $0.9 million, respectively. For the year 1998, the Company had revenues from two separate customers, which comprised 16.4% and 12.7% of the Company's total revenues. At December 31, 1998, accounts receivable from these customers totaled $3.9 million and $2.6 million, respectively. For the year 1999, the Company had revenues from two separate customers, which comprised 25.7% and 13.2% of the Company's total revenues. At December 31, 1999, accounts receivable from these customers totaled $6.8 million and $3.6 million, respectively.

                                 [LEXENT LOGO]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the Registrant's expenses in connection with the issuance and distribution of the securities being registered. Except for the SEC Registration Fee and the National Association of Securities Dealers, Inc. ("NASD") Filing Fee, the amounts listed below are estimates:

                                                              AMOUNT
                                                               TO BE
                                                               PAID
                                                              -------
SEC Registration Fee........................................  $22,770
NASD Filing Fee.............................................    9,125
Nasdaq Listing Fees.........................................     *
Legal Fees and Expenses.....................................     *
Blue Sky Fees and Expenses..................................   10,500
Accounting Fees and Expenses................................     *
Printing and Engraving......................................     *
Transfer Agent and Register Fees and Expenses...............     *
Miscellaneous...............................................     *
                                                              -------
                                                              $
                                                              =======

---------------
* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Second Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law ("DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Restated Certificate provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Restated Certificate and the Company's Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

     Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation if they acted in good faith and reasonably believed they were acting in the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 102(b)(7) of the DGCL, the Restated Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

     The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers. In addition, we have entered into indemnification agreements with each of our directors and executive officers.

     Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of the Company, its directors and officers who sign the Registration Statement and persons who control the Company, under certain circumstances.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since inception, the Company has sold and issued the following securities that were not registered under the Securities Act:

          1. On July 23, 1998, pursuant to the terms of the merger in which Hugh O'Kane Electric Co. Inc. merged with and into the Company, the Company issued 15,144,400 shares of common stock to three former shareholders of Hugh O'Kane Electric Co., Inc.

          2. On July 23, 1998, pursuant to the terms of an equity financing of the Company, the Company issued 5,538,458 shares of Series A Convertible Preferred Stock to two investors for $11.5 million.

          3. During the period from July 23, 1998 through February 17, 2000, the Company granted either incentive stock options or non-qualified stock options to employees, officers, directors and other individuals eligible to participate in the Lexent Inc. and its Subsidiaries Stock Option and Restricted Stock Purchase Plan covering an aggregate of 3,691,500 shares of the Company's common stock. Pursuant to these grants, the Company has issued 465,625 shares of common stock upon the exercise thereof.

          4. On February 17, 2000, pursuant to a common stock purchase agreement dated January 21, 2000, the Company issued 20,000 shares of common stock to a director of the Company for $200,000.

     The sale and issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.1*     --  Form of Underwriting Agreement.
  3.1      --  Amended and Restated Certificate of Incorporation of
               Registrant as amended.
  3.2*     --  Form of Registrant's Second Amended and Restated Certificate
               of Incorporation to be effective upon the consummation of
               this offering.
  3.3      --  By Laws of Registrant.
  3.4*     --  Form of Registrant's Amended and Restated By-Laws to be
               effective upon the consummation of this offering.
  4.1*     --  Specimen certificate for shares of Common Stock.
  4.2      --  Registration Rights Agreement, dated as of July 23, 1998, among Registrant and the investors named therein.
  4.3      --  Stockholders Agreement, dated as of July 23, 1998, as
               amended January 13, 2000, among Registrant and the
               stockholders identified on Annex I thereto.
  4.4      --  Agreement, dated July 20, 1998, by and among Registrant,
               Hugh O'Kane Electric Co., Inc. and Denis J. O'Kane.
  4.5      --  Voting Agreement, dated February 11, 2000, by and among
               Registrant, Hugh J. O'Kane, Jr. and Kevin M. O'Kane.
  5.1*     --  Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol,
               with respect to the legality of securities being registered.
 10.1*     --  Lexent Inc. and Its Subsidiaries Amended and Restated Stock
               Option and Restricted Stock Purchase Plan.
 10.2      --  Form of Stock Option Agreement pursuant to the Stock Option and Restricted Stock Purchase Plan.
 10.3      --  Credit Agreement, dated as of June 29, 1999, as amended
               November   , 1999, by and among Registrant and European
               American Bank, as Administrative Agent, and the lenders
               party thereto.
 10.4      --  Amended and Restated Promissory Note, dated July 23, 1998, between Registrant and Denis J. O'Kane.
 10.5*     --  Form of Indemnification Agreement between Lexent Inc. and
               Directors thereof.
 10.6      --  Employment Agreement, dated July 23, 1998, as amended
               February 14, 2000, between Hugh O'Kane Jr. and Registrant.
 10.7      --  Employment Agreement, dated July 23, 1998, as amended
               February 14, 2000, between Kevin O'Kane and Registrant.
 10.8      --  Employment Agreement, dated August 20, 1998, as amended
               February 14, 2000, between Jonathan H. Stern and Registrant.
 10.9      --  Employment Agreement, dated December 13, 1999, between
               Joseph Haines and Registrant.
 10.10     --  Employment Agreement, dated December 20, 1999, between Rif
               K. Haffar and Registrant.
 10.11     --  Employment Agreement, dated December 23, 1999, between
               Victor P. DeJoy, Sr. and Registrant.
 10.12     --  Employment Agreement, dated January 9, 2000, between Alf T.
               Hansen and Registrant.
 10.14*    --  Engineer, Procure and Construct Contract, dated December 28,
               1998, between Level 3 Communications, LLC and Registrant.
 11.1      --  Statement Regarding Computation of Per Share Earnings.
 21.1      --  Subsidiaries of the Company.
 23.1      --  Consent of PriceWaterhouseCoopers LLP, independent
               accountants.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 23.2*     --  Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol (see
               Exhibit 5.1).
 24.1      --  Power of Attorney (see Signature Page).
 27.1      --  Financial Data Schedule.

---------------
* To be filed by amendment.

     (b) Financial Statement Schedules

     All schedules are omitted because they are not required, are not applicable or the information is included in our financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item
14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, on February 17, 2000.

                                          LEXENT INC.

                                          By: /s/  HUGH J. O'KANE, JR.
                                            ------------------------------------
                                              Hugh J. O'Kane, Jr.
                                              Chairman of the Board of Directors

                        POWER OF ATTORNEY AND SIGNATURES

     We the undersigned officers and directors of Lexent Inc., hereby severally constitute and appoint Hugh J. O'Kane, Jr. and Kevin M. O'Kane, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

                    SIGNATURES                                   TITLE                      DATE
                    ----------                                   -----                      ----
                 /s/ ALF T. HANSEN                   President and Chief Executive    February 17, 2000
---------------------------------------------------    Officer (Principal
                   Alf T. Hansen                       executive officer);
                                                       Director

               /s/ JONATHAN H. STERN                 Executive Vice President and     February 17, 2000
---------------------------------------------------    Chief Financial Officer
                 Jonathan H. Stern                     (Principal financial and
                                                       accounting officer)

              /s/ HUGH J. O'KANE, JR.                Chairman of the Board of         February 17, 2000
---------------------------------------------------    Directors
                Hugh J. O'Kane, Jr.

                /s/ KEVIN M. O'KANE                  Vice Chairman and Chief          February 17, 2000
---------------------------------------------------    Operating Officer
                  Kevin M. O'Kane

             /s/ WALTER C. TEAGLE III                Executive Vice President and     February 17, 2000
---------------------------------------------------    Director
               Walter C. Teagle III

                    SIGNATURES                                   TITLE                      DATE
                    ----------                                   -----                      ----
                /s/ PETER O. CRISP                             Director               February 17, 2000
---------------------------------------------------
                  Peter O. Crisp

              /s/ THOMAS W. HALLAGAN                           Director               February 17, 2000
---------------------------------------------------
                Thomas W. Hallagan

               /s/ L. WHITE MATTHEWS                           Director               February 17, 2000
---------------------------------------------------
                 L. White Matthews

               /s/ RICHARD W. SMITH                            Director               February 17, 2000
---------------------------------------------------
                 Richard W. Smith

                                 EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.1*     --  Form of Underwriting Agreement.
  3.1      --  Amended and Restated Certificate of Incorporation of
               Registrant as amended.
  3.2*     --  Form of Registrant's Second Amended and Restated Certificate
               of Incorporation to be effective upon the consummation of
               this offering.
  3.3      --  By Laws of Registrant.
  3.4*     --  Form of Registrant's Amended and Restated By-Laws to be
               effective upon the consummation of this offering.
  4.1*     --  Specimen certificate for shares of Common Stock.
  4.2      --  Registration Rights Agreement, dated as of July 23, 1998, among Registrant and the investors named therein.
  4.3      --  Stockholders Agreement, dated as of July 23, 1998, as
               amended January 13, 2000, among Registrant and the
               stockholders identified on Annex I thereto.
  4.4      --  Agreement, dated July 20, 1998, by and among Registrant,
               Hugh O'Kane Electric Co., Inc. and Denis J. O'Kane.
  4.5      --  Voting Agreement, dated February 11, 2000, by and among
               Registrant, Hugh J. O'Kane, Jr. and Kevin M. O'Kane.
  5.1*     --  Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol,
               with respect to the legality of securities being registered.
 10.1*     --  Lexent Inc. and Its Subsidiaries Amended and Restated Stock
               Option and Restricted Stock Purchase Plan.
 10.2      --  Form of Stock Option Agreement pursuant to the Stock Option and Restricted Stock Purchase Plan.
 10.3      --  Credit Agreement, dated as of June 29, 1999, as amended
               November   , 1999, by and among Registrant and European
               American Bank, as Administrative Agent, and the lenders
               party thereto.
 10.4      --  Amended and Restated Promissory Note, dated July 23, 1998, between Registrant and Denis J. O'Kane.
 10.5*     --  Form of Indemnification Agreement between Lexent Inc. and
               Directors thereof.
 10.6      --  Employment Agreement, dated July 23, 1998, as amended
               February 14, 2000, between Hugh O'Kane Jr. and Registrant.
 10.7      --  Employment Agreement, dated July 23, 1998, as amended
               February 14, 2000, between Kevin O'Kane and Registrant.
 10.8      --  Employment Agreement, dated August 20, 1998, as amended
               February 14, 2000, between Jonathan H. Stern and Registrant.
 10.9      --  Employment Agreement, dated December 13, 1999, between
               Joseph Haines and Registrant.
 10.10     --  Employment Agreement, dated December 20, 1999, between Rif
               K. Haffar and Registrant.
 10.11     --  Employment Agreement, dated December 23, 1999, between
               Victor P. DeJoy, Sr. and Registrant.
 10.12     --  Employment Agreement, dated January 9, 2000, between Alf T.
               Hansen and Registrant.
 10.14*    --  Engineer, Procure and Construct Contract, dated December 28,
               1998, between Level 3 Communications, LLC and Registrant.
 11.1      --  Statement Regarding Computation of Per Share Earnings.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 21.1      --  Subsidiaries of the Company.
 23.1      --  Consent of PriceWaterhouseCoopers LLP, independent
               accountants.
 23.2*     --  Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol (see
               Exhibit 5.1).
 24.1      --  Power of Attorney (see Signature Page).
 27.1      --  Financial Data Schedule.

---------------
* To be filed by amendment.